UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 8, 2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K

consists of the

31 March 2025

Pillar 3 Report

of UBS Group and

significant regulated subsidiaries
and sub-groups, which appears immediately following this page.

Pillar 3 Report

31 March 2025

UBS Group and significant regulated subsidiaries

and sub-groups

Terms used in this report, unless the context requires

otherwise
“UBS”, “UBS Group”, “UBS Group

AG consolidated”, “Group”, “the

Group”, “we”, “us” and

“our”
UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS

AG consolidated”
UBS AG and its consolidated subsidiaries
“Credit Suisse AG”

Credit Suisse AG and its consolidated subsidiaries

before the merger
with UBS AG
“Credit Suisse Group“ and “Credit Suisse” Pre-acquisition Credit Suisse Group
“UBS Group AG” and “UBS

Group AG standalone”

UBS Group AG on a standalone basis
“UBS AG standalone”

UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS

Switzerland AG standalone”
UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”

UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and

“UBS Americas Holding LLC consolidated”
UBS Americas Holding LLC and its consolidated subsidiaries
“Credit Suisse International standalone” Credit Suisse International on a standalone basis
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise,

references to any gender shall apply to all genders.

Table of contents
UBS Group

Section 1
Introduction and basis for preparation
4
Section 2
Key metrics
6
Section 3
Risk-weighted assets
12
Section 4
Going and gone concern requirements
and eligible capital
13
Section 5
Leverage ratio
15
Section 6
Liquidity and funding
Significant regulated subsidiaries and sub-groups
17
Section 1
Introduction
17
Section 2
UBS AG consolidated
20
Section 3
UBS AG standalone
23
Section 4
UBS Switzerland AG standalone
27
Section 5
UBS Europe SE consolidated
28
Section 6
UBS Americas Holding LLC consolidated
29
Section 7
Credit Suisse International standalone
Appendix
30
Abbreviations frequently used in our financial reports
32
Cautionary statement
Contacts
Switchboards
For all general inquiries:
ubs.com/contact

Zurich +41-44-234-1111
London +44-207-567-8000
New York +1-212-821-3000
Hong Kong SAR +852-2971-8888
Singapore +65-6495-8000
Investor Relations
UBS’s Investor Relations team
manages relationships with
institutional investors, research
analysts and credit rating agencies.
ubs.com/investors
Zurich +41-44-234-4100
New York +1-212-882-5734
Media Relations
UBS’s Media Relations team

manages relationships with global
media and journalists.
ubs.com/media
Zurich +41-44-234-8500
mediarelations@ubs.com
London +44-20-7567-4714

ubs-media-relations@ubs.com
New York +1-212-882-5858

mediarelations@ubs.com
Hong Kong SAR +852-2971-8200
sh-mediarelations-ap@ubs.com
Office of the Group Company
Secretary
The Group Company Secretary
handles inquiries directed to the
Chairman or to other members
of the Board of Directors.
UBS Group AG, Office of the

Group Company Secretary
PO Box, CH-8098 Zurich, Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235-6652
Shareholder Services
UBS’s Shareholder Services team,

a unit of the Group Company
Secretary’s office, manages
relationships with shareholders and
the registration of UBS Group AG
registered shares.
UBS Group AG, Shareholder Services
PO Box, CH-8098 Zurich, Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235-6652
US Transfer Agent
For global registered share-related
inquiries in the US.
Computershare Trust Company NA
PO Box 43006
Providence, RI, 02940-3006, USA
Shareholder online inquiries:
www.computershare.com/us/
investor-inquiries
Shareholder website:
computershare.com/investor
Calls from the US

+1-866-305-9566
Calls from outside the US

+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610
Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2025. The key symbol and UBS are among

the registered and
unregistered trademarks of UBS. All rights reserved.

31 March 2025 Pillar 3 Report |
UBS Group | Introduction and basis for

preparation

2
UBS Group
Introduction and basis for preparation
Scope of Basel III Pillar 3 disclosures
The

Basel

Committee

on

Banking

Supervision

(the

BCBS)

final

Basel III

capital

adequacy

framework

consists

of

three
complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market
and operational risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the
need

for

a

qualitative

approach

to supervising

banks. Pillar

3 requires

banks

to publish

a

range

of

disclosures,

mainly
covering risk, capital, leverage, liquidity and remuneration.
This

report

provides

Pillar 3

disclosures

for

the

UBS

Group

and

prudential

key

figures

and

regulatory

information

for
UBS AG consolidated and standalone,

UBS Switzerland AG standalone,

UBS Europe SE consolidated,

and UBS Americas
Holding LLC consolidated, as well as Credit Suisse

International standalone,

in the respective sections under “Significant
regulated subsidiaries and sub-groups”.
This

Pillar
3

report

has

been

prepared

for

the

first

time

in

accordance

with

the

Swiss

Financial

Market

Supervisory
Authority

(FINMA)

Ordinance

on

the

Disclosure

Obligations

of

Banks

and

Securities

Firms

(DisO-FINMA),

the
corresponding explanatory

notes, and the

underlying BCBS

Basel framework

disclosure requirements.

The revised

CAO
that

incorporates

the

final

Basel III

standards

into

Swiss

law

and

the

five

new

FINMA

ordinances

(including

the

DisO-
FINMA) that contain the implementing

provisions for the rev

ised CAO, entered into force

on 1 January 2025. The DisO-
FINMA replaces

FINMA Circular

2016/1 “Disclosure

– banks”

and incorporates

in particular

new and

revised disclosure
tables on risks and capital requirements.
As UBS

is a

systemically relevant

bank (an

SRB) under

Swiss banking

law,

UBS Group

AG and

UBS AG are

required

to
comply with regulations based on the final Basel

III framework as applicable to Swiss SRBs on a consolidated

basis.

Local

regulators

may

also

require

the

publication

of

Pillar 3

information

at

a

subsidiary

or

sub-group

level.

Where
applicable, these local disclosures

are provided under “Holding

company and significant

regulated subsidiaries and sub-
groups” at
ubs.com/investors
.
Changes to Pillar 3 disclosure requirements
The

DisO-FINMA

includes

new

and

amended

quarterly

tables

as

a

result

of

the

implementation

of

the

final

Basel III
standards in Switzerland.
New quarterly tables
The following new tables are required

on a quarterly basis.
–
CMS1: Comparison of modelled and standardized RWA

at risk level
–
CVA4: RWA flow statements of CVA risk exposures under

SA-CVA
The new

“MR2: Market

risk for

banks using

the IMA”

quarterly table

is not

applicable to

UBS, as

the internal

models
approach (the IMA) for market risk is currently not applied

by UBS.
Amended quarterly tables
The following quarterly tables have been amended.
–
KM1: Key

metrics. The

KM1 disclosures

tables for

UBS Group

AG consolidated,

UBS AG consolidated,

and UBS

AG
standalone now include

pre-output floor risk-weighted

assets (RWA) and

capital ratios. The

output floor,

which is being
phased in until

2028, is currently

not binding for

these scopes. For UBS

Switzerland AG, the output floor

is fully phased
in

and

binding.

Additionally,

the

KM1

table

includes

leverage

ratio

information

incorporating

the

mean

value

for
securities financing transactions (SFT) assets.
–
OV1: Overview of RWA.

The OV1 disclosure

table now includes new

rows for the level

and the impact of

the output
floor, which is currently not binding at the level of UBS

Group AG consolidated.
–
LR1: Summary

comparison

of accounting

assets vs

leverage ratio

exposure measure.

Under the

new regulation,

the
disclosure requires

banks to

carve out

the expected

losses on

advanced internal-ratings

based portfolio

less general
provisions (IRB shortfall) information on a separate

line. All other changes to the disclosure are not applicable to

UBS.
–
LR2: Leverage ratio common disclosure. The new regulation requires banks to disclose the leverage ratio reflecting the
daily average of SFTs.

31 March 2025 Pillar 3 Report |
UBS Group | Introduction and basis for

preparation

3
Significant regulatory developments, disclosure requirements and other changes
Developments in Switzerland aimed at strengthening financial stability
Based

on

its

report

on

banking

stability

from

April

2024,

the

Swiss

Federal

Council

is

expected

to

launch

a

public
consultation

on

the

implementation

of

its

proposed

measures

at

the

ordinance

level

and

present

its

proposals

for
legislative

amendments

to

the

Swiss

Parliament

in

June

2025.

The

capital

treatment

of

foreign

participations

will

be
regulated at the

legislative level, rather than

at the ordinance

level; therefore

the respective measures

will be presented
to

the

Parliament.

Certain

proposals

that

are

under

consideration,

in

particular

the

capital

treatment

of

foreign
participations,

if

adopted,

could

require

UBS

Group

AG

and

UBS

AG

to

hold

a

significantly

higher

level

of

capital.
However,

the

ultimate

impact

of

the

proposals

on

UBS

cannot

yet

be

assessed,

due

to

the

broad

range

of

possible
outcomes at the end of the regulatory process.
Developments related to the implementation of the final

Basel III standards
In Switzerland,

the

amendments

to the

CAO that

incorporate

the

final

Basel III standards

into

Swiss

law

entered

into
force on 1 January 2025. The adoption of the final

Basel III standards led to an USD 8.6bn reduction

in the UBS Group’s
RWA. A

USD 6.5bn increase

in market

risk RWA

resulting from

the implementation

of the

Fundamental Review

of the
Trading

Book

(the

FRTB)

framework

was

more

than

offset

by

a

USD 9.0bn

reduction

in

operational

risk

RWA

and

a
USD 6.1bn reduction in

credit and counterparty

credit risk RWA.

The output floor,

which is being phased

in until 2028,
is currently not binding for the UBS Group.

In January 2025, the UK Prudential Regulation Authority (the PRA) announced that it has postponed the implementation of the final Basel III standard by one year, to 1 January 2027, citing the need for greater clarity on US plans. The PRA left
open the possibility of further postponement. The

date for the full phase-in

of the output floor continues

to be 1 January
2030. With UBS’s

entities not being

subject to the

corresponding UK regulation,

the overall impact

on UBS is

expected
to be limited.
In the EU, the final Basel III requirements became applicable as of 1 January 2025, except for the FRTB requirements, the implementation of which has been delayed until at least 1 January 2026. In March 2025, the European Commission (the
EC) launched a consultation to determine the approach for implementing the FRTB requirements, as recent international developments indicate

further delays

in the

FRTB implementation,

particularly in

the US

and the

UK. UBS

Europe SE

is
subject

to

Basel III

regulations

in

the

EU.

The

impact

on

UBS

can

only

be

determined

once

the

EC

publishes

its

final
decision.
In the

US, banking

agencies,

including the

Federal

Reserve

Board, have

been discussing

amendments

to their

original
proposals

regarding

the

implementation

of

the

final

Basel III

standards.

The

timing

and

the

content

of

a

re-proposal
remain

uncertain.

UBS

Americas

Holding

LLC

is

subject

to

the

US

requirements.

The

impact

on

UBS

can

only

be
determined once the US publishes its final rules.
Other developments
Capital returns
On 10

April

2025, the

shareholders

approved

a

dividend

of

USD 0.90

per

share

at

the

Annual General

Meeting.

The
dividend was paid on 17 April 2025 to shareholders

of record on 16 April 2025.
In

line

with

our

plan

to

repurchase

USD 1bn

of

shares

in

the

first

half

of

2025,

we

completed

share

repurchases

of
USD 0.5bn

during

the

first

quarter

of 2025.

We

plan

to repurchase

an additional

USD 0.5bn

of

shares

in the

second
quarter

of

2025,

and

USD 2bn

of

shares

in

the

second

half

of

2025.

We

are

maintaining

our

ambition

for

share
repurchases in 2026 to

exceed full-year 2022

levels of USD 5.6bn. Our

share repurchases will

be subject to maintaining
our common equity tier 1 capital ratio target of around 14%,

achieving our financial targets and the absence of material
and immediate changes to the current capital regime

in Switzerland.

Frequency and comparability of Pillar 3 disclosures

The

DisO-FINMA

specifies

the

reporting

frequency

for

each

disclosure.

In

line

with

these

FINMA-specified

disclosure
requirements,

including

with

regard

to

comparative

periods,

we

provide

quantitative

comparative

information

as

of
31 December 2024, prepared

in accordance with

FINMA Circular

2016/1 “Disclosure

– banks”, for

disclosures required
on a

quarterly basis.

Where specifically

required by

FINMA and / or

the BCBS,

we disclose

comparative information

for
additional reporting dates.

›
Refer to the 31 December 2024 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors , for more information
about previously published quarterly movement commentary

31 March 2025 Pillar 3 Report |
UBS Group | Key metrics

Key metrics
Key metrics for the first quarter of 2025
The KM1

and KM2

tables below

are based

on the

Swiss Financial

Market Supervisory

Authority (FINMA)

Ordinance on
the Disclosure Obligations

of Banks and

Securities Firms

(DisO-FINMA) rules.

The KM2 table

includes a reference

to the
total loss-absorbing capacity (TLAC) term sheet, published by the

Financial Stability Board (the FSB). The FSB provides this
term sheet at fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-term-sheet .
Our capital ratio

increased,

reflecting a decrease

in our risk-weighted

assets (RWA) and

an increase in

our tier 1 capital.
Our

leverage

ratio

decreased,

reflecting

an

increase

in

the

leverage

ratio

denominator

(the

LRD),

partly

offset

by

an
increase in tier 1 capital.
Our common equity

tier 1 (CET1) capital

decreased by USD 2.2bn

to USD 69.2bn, mainly

as operating profit

before tax
of USD 2.1bn and

foreign currency translation gains

of USD 0.8bn were

more than offset by

a net share

repurchase effect
of

USD 3.0bn,

dividend

accruals

of

USD 0.8bn,

current

tax

expenses

of

USD 0.5bn

and

a

negative

effect

from
compensation-

and own-share-related capital components

of USD 0.5bn. The net share

repurchase effect of USD 3.0bn
reflects actual

share repurchases

of USD 0.5bn

made under

our 2024

share repurchase

program in

the first

quarter of
2025 and a USD 2.5bn capital reserve for expected

future share repurchases.
Our tier 1

capital

increased

by USD 0.1bn

to USD 87.8bn,

with a

USD 2.3bn

increase

in additional

tier 1 (AT1)

capital
more than

offsetting the

aforementioned

USD 2.2bn decrease

in CET1

capital. The

increase in

AT1 capital

was mainly
driven by

the issuance

of new

AT1 capital

instruments equivalent

to USD 3.0bn

and positive

impacts from

interest rate
risk hedge, foreign

currency translation and

other effects, partly

offset by the

call of AT1

capital instruments equivalent
to USD 1.3bn.
The TLAC available as

of 31 March 2025 included CET1

capital, AT1 capital and

non-regulatory capital elements of TLAC.

Our available TLAC increased by USD 1.8bn to USD 187.2bn, reflecting the aforementioned increase in tier 1 capital and
a

USD 1.7bn

increase

in

non-regulatory

capital

elements

of

TLAC.

The

increase

in

non-regulatory

capital

elements

of
TLAC was

driven by

new issuances

of TLAC-eligible

senior

unsecured debt

instruments

totaling USD

3.0bn equivalent
and positive impacts

from interest rate

risk hedge, foreign

currency translation and

other effects. These effects

were partly
offset by

the call

of USD 3.7bn

equivalent of

TLAC-eligible senior

unsecured debt

instruments and

a USD 0.2bn

TLAC-
eligible senior unsecured debt instrument ceasing to

be eligible as gone concern

capital as it entered the final

year before
maturity.

During the

first quarter

of 2025,

RWA decreased

by USD 15.3bn

to USD 483.3bn,

driven by

an USD 11.4bn

decrease
resulting from

asset size

and other

movements, an

USD 8.6bn reduction

as a

result of

the implementation

of the

final
Basel III

standards,

and

a

USD 1.1bn

reduction

resulting

from model

updates

and other

methodology

changes.

These
decreases were partly offset by a USD 5.9bn increase in currency effects.
The

LRD

increased

by

USD 42.1bn

to

USD 1,561.6bn,

driven

by

an

increase

of

USD 28.8bn

as

a

result

of

the
implementation of the

final Basel III standards

and currency effects

of USD 26.5bn, partly

offset by asset

size and other
movements of USD 13.2bn.

The quarterly average

liquidity coverage ratio

(the LCR) of

the UBS Group

decreased 7.4 percentage

points to 181.0%,
remaining above the prudential requirement communicated by FINMA. The movement in the quarterly average

LCR was
primarily driven by

a decrease in

high-quality liquid assets

of USD 12.7bn to

USD 318.7bn, mainly reflecting

lower cash
available due to

a decrease

in customer

deposits, funding

of additional

trading assets

and lower

debt issued

measured
at amortized

cost, partly

offset by

higher cash

available from

lower lending

assets and

higher proceeds

from securities
financing transactions. The average

net cash outflows remained largely

unchanged at USD 176.2bn, as

higher outflows
from debt issued at amortized cost and customer deposits were substantially offset by higher net inflows from securities
financing transactions.
As

of

31 March

2025,

the

net

stable

funding

ratio

of

the

UBS

Group

decreased

1.3 percentage

points

to

124.2%,
remaining

above

the

prudential

requirement

communicated

by

FINMA.

Available

stable

funding

(ASF)

increased

by
USD 4.9bn

to

USD 861.7bn,

mainly

driven

by

a

shift

in

client

deposit

composition

resulting

in

a

more

beneficial

ASF
treatment.

Required stable funding increased by USD 11.3bn to USD 693.8bn, primarily reflecting higher lending assets,
largely due to currency effects, partly offset by lower derivative balances.

31 March 2025 Pillar 3 Report |
UBS Group | Key metrics

KM1: Key metrics
USD m, except where indicated
31.3.25 31.12.24 30.9.24 30.6.24 31.3.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1) 69,152 71,367 74,213 76,104 77,663
2 Tier 1 87,837 87,739 91,024 91,804 92,983
3 Total capital 87,837 87,739 91,025 91,804 92,984
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA) 483,276 498,538 519,363 511,376 526,437
4a Total risk-weighted assets (pre-floor)
1
483,276
4b Minimum capital requirement
2
38,662 39,883 41,549 40,910 42,115
Risk-based capital ratios as a percentage of RWA
5 Common equity tier 1 ratio (%) 14.31 14.32 14.29 14.88 14.75
5b Common equity tier 1 ratio (%) (pre-floor)
1
14.31
6 Tier 1 ratio (%) 18.18 17.60 17.53 17.95 17.66
6b Tier 1 ratio (%) (pre-floor)
1
18.18
7 Total capital ratio (%) 18.18 17.60 17.53 17.95 17.66
7b Total capital ratio (%) (pre-floor)
1
18.18
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%) 2.50 2.50 2.50 2.50 2.50
9 Countercyclical buffer requirement (%) 0.13 0.16 0.17 0.16 0.15
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)
0.31 0.37 0.38 0.33 0.32
10 Bank G-SIB and / or D-SIB additional requirements (%) 1.50
3
1.00 1.00 1.00 1.00
11 Total of bank CET1 specific buffer requirements (%)
4
4.13 3.66 3.67 3.66 3.65
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5
9.81 9.60 9.53 9.95 9.66
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure 1,561,583 1,519,477 1,608,341 1,564,201 1,599,646
14
Basel III leverage ratio (%) (including the impact of any applicable temporary
exemption of central bank reserves)
6
5.62 5.77 5.66 5.87 5.81
14b Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
1
5.62
14c
Basel III leverage ratio (%) (including the impact of any applicable temporary
exemption of central bank reserves) incorporating mean values for SFT assets
1, 6
5.60
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for
SFT assets
1
5.60
14e Minimum capital requirements
1, 7 46,848
Liquidity coverage ratio (LCR)
8
15
Total high-quality liquid assets (HQLA)

318,735 331,481 360,628 378,235 422,617
16 Total net cash outflow 176,190 176,008 181,051 178,452 192,106
16a of which: cash outflows 362,013 347,761 342,952 342,383 348,693
16b of which: cash inflows 185,823 171,753 161,901 163,931 156,588
17 LCR (%)
180.96 188.37 199.25 211.99 220.21
Net stable funding ratio (NSFR)
18 Total available stable funding 861,717 856,804 904,295 882,282 887,037
19 Total required stable funding 693,777 682,508 712,773 689,025 701,560
20 NSFR (%) 124.21 125.54 126.87 128.05 126.44
1 First-time disclosure, based on the final Basel III standards implemented on 1

January 2025.

2 Calculated as 8% of total RWA, based on total capital minimum requirements,

excluding CET1 buffer requirements.

3 The G-SIB

additional CET1 capital buffer requirement

increased to 1.5%, effective 1

January 2025. The increase

follows the acquisition of Credit

Suisse Group in June 2023.

4 Excludes non-BCBS capital buffer
requirements for risk-weighted positions

that are directly or

indirectly backed by

residential properties in Switzerland.

5 Represents the CET1 ratio

that is available to

meet buffer requirements.

Calculated as the
CET1 ratio minus the BCBS CET1 capital

requirement and, where applicable, minus the BCBS

tier 2 capital requirement met with CET1 capital.

6 There is currently no temporary exemption

of central bank reserves
for UBS.

7 The higher of capital requirements based on

8% RWA or 3% LRD.

8 Calculated after the application of haircuts and inflow

and outflow rates, as well as,

where applicable, caps on Level 2 assets

and
cash inflows. Calculated based on an

average of 62 data points in

the first quarter of 2025 and 64

data points in the fourth quarter

of 2024. For the prior

-quarter data points, refer to the

respective Pillar 3 Report,
available under “Pillar 3 disclosures” at ubs.com/investors, for more information.
KM2: Key metrics – TLAC requirements (at resolution group level) 1
USD m, except where indicated
31.3.25 31.12.24 30.9.24 30.6.24 31.3.24
1 Total loss-absorbing capacity (TLAC) available

187,168

185,395

194,907

197,690

196,970
2 Total RWA at the level of the resolution group

483,276

498,538

519,363

511,376

526,437
3 TLAC as a percentage of RWA (%)

38.73

37.19

37.53

38.66

37.42
4 Leverage ratio exposure measure at the level of the resolution group

1,561,583

1,519,477

1,608,341

1,564,201

1,599,646
5 TLAC as a percentage of leverage ratio exposure measure (%)

11.99

12.20

12.12

12.64

12.31
6a
Does the subordination exemption in the antepenultimate

paragraph of
Section 11 of the FSB TLAC Term Sheet apply?
No
6b Does the subordination exemption in the penultimate paragraph of
Section 11 of the FSB TLAC Term Sheet apply?
No
6c If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external
TLAC if no cap was applied (%)
N/A – Refer to our response to 6b.
1 Resolution group level is defined as the UBS Group AG consolidated level.

31 March 2025 Pillar 3 Report |
UBS Group | Risk-weighted assets

Risk-weighted assets
Overview of RWA and capital requirements
The

OV1

table

below

provides

an

overview

of

our

risk-weighted

assets

(RWA)

and

the

related

minimum

capital
requirements by

risk type.

The table

presented is

based on

the respective

Swiss Financial

Market Supervisory

Authority
(FINMA) template and empty rows indicate current non-applicability to UBS.
During the

first quarter

of 2025,

RWA decreased

by USD 15.3bn

to USD 483.3bn,

driven by

an USD 11.4bn

decrease
resulting from

asset size

and other

movements, an

USD 8.6bn reduction

as a

result of

the implementation

of the

final
Basel III

standards,

and

a

USD 1.1bn

reduction

resulting

from model

updates

and other

methodology

changes.

These
decreases were partly offset by a USD 5.9bn increase in currency effects.

Credit risk RWA increased by USD 3.6bn, driven by a

USD 4.8bn increase in currency effects and a USD 2.2bn increase as a result of the

implementation of the final Basel III standards,

partly offset by decreases

of USD 2.0bn resulting from asset
size and other movements,

as well as model updates and other methodology changes

of USD 1.4bn.

– The USD 2.2bn increase in row 1, ”Credit risk (excluding counterparty credit risk)”, resulting from the implementation of

the

final

Basel III

standards

was

primarily

caused

by

the

shift

of

equity

exposures

from

the

simple

risk

weight
approach, disclosed in row 11,

“Equity positions under the simple risk weight approach”, under Basel III to row 1. The impact of this shift on row 1

was USD 3.6bn. This is lower than the USD 5.5bn reported

in row 11 as on 31 December
2024, mainly due to risk weight changes and

the removal of a 1.06 multiplier on

risk weights calculated using internal
ratings-based

(IRB)

models.

Excluding

this

change,

the

remaining

credit

risk

RWA

decreased

as

a

result

of

the
implementation

of

the

final

Basel III

standards,

primarily

due

to

the

removal

of

a

1.06

multiplier

on

risk

weights
calculated

using

IRB

models,

which

more

than

offset

other

changes,

including

the

establishing

of

floors

and

the
introduction of regulatory-mandated loss-given-default parameters for financial institutions and

large corporate clients
under the foundation internal ratings-based (F-IRB) approach

.
–
The

USD 2.0bn

decrease

in

asset

size

and

other

movements

was

mainly

driven

by

our

actions

to

actively

unwind
exposures

in Non-core

and

Legacy, in

addition

to the

natural

roll-off,

and lower

RWA from

loans

in Global

Wealth
Management, partly offset by higher RWA from loans and loan

commitments in the Investment Bank.
–
The USD 1.4bn decrease

from model updates

and other methodology

changes not related

to the implementation

of
the

final Basel

III standards

was

predominantly

attributable

to the

establishment

of a

new

model for

private-equity
subscription loans.
Counterparty

credit

risk

(CCR)

RWA

decreased

by

USD 7.0bn,

driven

by

a

USD 4.5bn

decrease

as

a

result

of

the
implementation

of

the

final

Basel III

standards,

as

well

as

a

USD 3.1bn

decrease

resulting

from

asset

size

and

other
movements, partly offset by a USD 0.6bn increase in currency effects.
–
The USD 4.5bn

decrease resulting

from the

implementation of

the final

Basel III standards

was mainly

driven by

the
removal

of

a

1.06

multiplier

on

risk

weights

calculated

using

IRB

models,

as

well

as

the

application

of

the

F-IRB
approach for exposures to financial institutions and large

corporate clients.
–
The USD 3.1bn

decrease from

asset size

and other

movements was

mainly driven

by lower

RWA from

derivatives in
the Investment Bank.
For changes to

row 11, “Equity

positions under the

simple risk weight

approach during the

5-year transitional period”,
refer to the aforementioned credit risk RWA comment.
Market risk RWA increased by USD 4.2bn, driven by the implementation of the

Fundamental Review of the Trading Book
(the FRTB) framework,

which increased RWA

by USD 6.5bn. This

increase was partly

offset by an

asset size decrease

of
USD 2.3bn, largely due to derisking within Non-core and

Legacy.

Operational risk

RWA decreased

by USD 9.0bn

to USD 136.4bn,

as a

result of

the implementation

of the

standardized
approach for determining regulatory capital under the

final Basel III standards.
The flow tables for

credit risk, CCR

and credit valuation

adjustment (CVA) RWA

below provide further

details regarding
the movements in RWA in the first quarter of 2025.
›
Refer to the “Introduction and basis for preparation” section of this report for more information about the regulatory standards applied
›
Refer to the “Capital management”

section of the UBS Group first quarter 2025

report, available under

“
Quarterly reporting” at
ubs.com/investors
, for more information about capital management and

RWA, including details regarding movements in RWA
during the first quarter of 2025

31 March 2025 Pillar 3 Report |
UBS Group | Risk-weighted assets

OV1: Overview of RWA
Minimum
capital
requirements
1
USD m 31.3.25 31.12.24 31.3.25
1 Credit risk (excluding counterparty credit risk)

239,547

235,955

19,164
2 of which: standardized approach (SA)

57,511

51,817

4,601
2a of which: non-counterparty-related risk
2

15,712

15,667

1,257
3 of which: foundation internal ratings-based (F-IRB) approach
3

38,171

3,054
4 of which: supervisory slotting approach

1,632

1,745

131
5 of which: advanced internal ratings-based (A-IRB) approach

142,233

182,393

11,379
5a
of which: adjustments related to the Swiss sectoral real estate floor for exposures secured by real estate in Switzerland
3, 4
6 Counterparty credit risk
5

30,135

37,182

2,411
7 of which: SA for counterparty credit risk (SA-CCR)

7,155

8,315

572
8 of which: internal model method (IMM)

12,684

16,397

1,015
8a of which: value-at-risk (VaR)

6,358

8,107

509
9 of which: other CCR

3,937

4,364

315
10 Credit valuation adjustment (CVA)

9,322

8,735

746
10a of which: full basic approach (BA-CVA)
3

5,066

405
10b of which: standardized approach (SA-CVA)
3

4,256

340
11
Equity positions under the simple risk weight approach during the 5-year transitional period
6

5,544
12 Equity investments in funds – look-through approach

2,046

2,400

164
13 Equity investments in funds – mandate-based approach

1,121

789

90
14 Equity investments in funds – fallback approach

456

452

37
15 Settlement risk

343

184

27
16 Securitization exposures in banking book

6,739

7,433

539
17 of which: securitization internal ratings-based approach (SEC-IRBA)

3,550

3,547

284
18
of which: securitization external ratings-based approach (SEC-ERBA),

including internal assessment approach (IAA)

971

977

78
19 of which: securitization standardized approach (SEC-SA)

2,219

2,909

177
20 Market risk

31,352

27,189

2,508
21 of which: standardized approach (SA)

31,352

337

2,508
22 of which: internal models approach (IMA)

26,852
23 Capital charge for switch between trading book and banking book
24 Operational risk

136,394

145,426

10,912
25 Amounts below thresholds for deduction (250% risk weight)
7

25,820

27,249

2,066
25a

of which: deferred tax assets

17,553

18,066

1,404
26 Output floor applied (%)
3,8

60

5
27 Floor adjustment (before application of transitional cap)
3,9
28 Floor adjustment (after application of transitional cap)
10
29 Total

483,276

498,538

38,662
1 Calculated based on 8% of RWA.

2 Non-counterparty-related risk includes property, equipment, software and other items.

3 First-time disclosure, based on the final Basel III standards implemented on 1 January
2025.

4 The Swiss sectoral real

estate floor is not applicable at the

level of UBS Group AG consolidated.

5 Excludes settlement risk, which is separately

reported in line 15 “Settlement risk”.

Includes RWA with
central counterparties. The

split between the sub-components of counterparty

credit risk refers to the

calculation of the exposure measure.

6 The simple risk-weight approach is

no longer applicable at UBS,

and
equity positions in the banking book

are included in row 2. The

5-year transitional period is

effective as of 1 January

2025, but is not applicable to

UBS.

7 Includes Items subject to threshold

deduction treatment
that do not exceed their respective threshold and are risk weighted at 250%. Items subject to threshold deduction treatment include significant investments in common shares of non-consolidated financial institutions
(banks, insurance and other financial entities) and deferred tax assets arising from temporary differences.

8 The overall output floor of 72.5% is subject to a phase-in until 1 January 2028. As of 1 January 2025, the applicable overall output

floor at the

level of UBS

Group AG consolidated

is 60%. In

2026 and 2027,

the output floor

will increase

by 5% per

year,

to 65% and

70%, respectively.

9 FINMA has

not opted to
implement a transitional cap

that would limit the

increase in RWA to

25% of a bank’s

RWA before the application

of the output floor.

10 Of our Basel

finalized RWA under the

standardized approach, 60%

are
below our actual Basel III finalized RWA. Therefore, the overall output floor is not binding, and our RWA before and after the effects of the overall output floor are equal.

Comparison of modeled and standardized RWA at risk level
In this Pillar 3 report, we are introducing the ”CMS1: Comparison of modelled and standardized RWA at risk level” table for the

first time.

The CMS1

table compares

RWA determined

using models

that UBS

has FINMA

approval to

use with
RWA determined under the

full standardized approach as

defined by FINMA.

The table also provides

the full standardized
approach for RWA

that are

the base of

the phased-in overall

output floor. The

purpose of the

overall output floor

is to
ensure

that

banks’

capital

requirements

based

on

modeled

approaches

where

permitted

do

not

fall

below

a

certain
percentage

of

capital

requirements

based

on

the

full

standardized

approach,

thereby

reducing

excessive

variability

of
RWA

and

enhancing

the

comparability

of

risk-based

capital

ratios

across

banks.

The

impact

of

the

output

floor,

if
applicable, will be disclosed in the “OV1: Overview of RWA”

table in rows 27 and 28. The applicable threshold pursuant
to the reporting date is

disclosed in row 26 of

the OV1 table, and in

column e in the CMS1

table below. The output floor,
which is at 60% as of 1 March 2025, will incrementally increase to a level of 72.5% by 2028.

As of 31 March 2025, the
floor is

not binding

at the

level of

UBS Group,

i.e. the

total of

our actual

RWA shown

in column

c in

the CMS1

table
below is greater

than 60% of

the RWA calculated

under the full

standardized approach shown in

column e, and

therefore
no adjustment is required. UBS

is undertaking mitigating actions with

respect to RWA under the

standardized approach
to minimize a future floor adjustment required as the level

of the output floor increases.

›
Refer to “Overview of RWA and capital requirements” in this section for information about the OV1 table

The table

below provides

a summary

of the

key conceptual

differences between

the internal

model approach

and the
standardized approach.

31 March 2025 Pillar 3 Report |
UBS Group | Risk-weighted assets

Key differences between the internal model approach and the standardized approach
Internal model approach Standardized approach Key impact
Risk weighting Reliance on internal ratings where each
counterparty/transaction receives a rating.
Reliance on external credit assessment institutions
where allowed in the regulatory framework.

Modelled approach produces RWA that is more
risk-sensitive.
Granular risk-sensitive risk weights differentiation
via individual probability of defaults (PDs) and
loss given defaults (LGDs) for mortgages.
Less granular risk weights based on loan-to-value
(LTV)

bands for mortgages.
The Group’s residential mortgage portfolio is
focused on the Swiss market, and the Group has
robust review processes in place concerning
borrowers’ ability to repay. This results in the
Group’s residential mortgage portfolio having a low
average LTV and results in an average risk-weight
of 19% under the A-IRB approach.
Modeled LGD captures transaction quality
features incl. collateralization. Under the
foundation internal rating-based (F-IRB)
approach, the LGD values are calculated based
on the rules set by regulatory authorities. This is
applicable for banks and large corporates.
No differentiation for transaction features. Impact relevant across all asset classes.
Credit risk mitigation

Credit risk mitigation recognized via risk-sensitive
LGD or exposure at default (EAD).

Limited recognition of credit risk mitigation. Standardized approach RWA higher than modeled
RWA for most transaction types.

Wider variety of eligible collateral. Restricted list of eligible collateral. Limited recognition of collateral results in higher
RWA for Lombard lending and securities financing
transactions (SFTs).
Repo value-at-risk (VaR)

allows use of VaR
models to estimate exposure and collateral for
SFTs. Approach permits full diversification and
netting across all collateral types.
Conservative and crude regulatory haircuts with
limited risk-sensitivity.
The effects

of guarantees and credit derivatives
are considered through either adjusting PD
and / or LGD estimates. UBS applies the F-IRB
approach for guarantee recognition.
In case of eligible guarantees and credit derivatives,
substitution is applied and the risk weight
applicable to the protection provider can be

assigned to the protected portion of the underlying
exposure.
CCF A credit conversion factor (CCF) is applied to
model expected future drawdowns over the 12-
month period, irrespective of the actual maturity
of a particular transaction. The CCF includes
downturn adjustments and is the result of
analysis of internal data and expert opinion.
Credit exposure equivalents are determined by
applying CCF to off-balance sheet items. The CCFs
vary based on product type, maturity and the
underlying contractual agreements.
Modeled CCFs can be more tailored and
differentiated.
EAD for derivatives Internal model method (IMM) facilitates the use of a Monte Carlo simulation to estimate
exposure.
SA-CCR is calculated as the replacement costs plus
regulatory add-ons that take into account potential
future market moves at predetermined fixed rates.
For large,

diversified derivatives portfolios,
standardized EAD is higher than modeled EAD.
Application of multiplier on IMM exposure
estimate.
Differentiates add-ons by five exposure types and
three maturity buckets only.
Variability in holding period applied to
collateralized transactions, reflecting liquidity
risks.
Limited netting can be recognized.
EAD for SFTs

The repo VaR approach is a model based on a
Monte Carlo simulation and historical calibration
to estimate exposure, computed as quantile
exposure.
The comprehensive approach considers the adjusted
exposure after applicable supervisory haircuts on
both the exposure and the collateral received to
take account of possible future fluctuations in the
value of either the exposure or the collateral.
For large, diversified SFT portfolios, standardized
EAD is higher than modeled EAD.
Maturity in risk weight Regulatory RWA function considers maturity: the longer the maturity, the higher the risk weight.
No differentiation for maturity of transactions,
except for interbank exposures.
Model approach produces lower RWA for high-
quality, short-term transactions.
Credit valuation
adjustment
Not applicable under the final Basel III standards. UBS calculates the credit valuation adjustment
(CVA) risk capital requirement using both the
standardized approach (SA-CVA) and the basic
approach (BA-CVA) in line with the final Basel III
standards. The SA-CVA uses sensitivities to market
risk factors (e.g. interest rates and credit spreads)
and uses those sensitivities with regulatory-
prescribed risk weights and correlations to arrive at
a capital charge. The BA-CVA approach is simpler
and less risk-sensitive.
Where the BA-CVA and the SA-CVA is applied
under the output floor calculation, the application
of internal ratings is not permitted.
Securitization exposures
in the banking book
The regulatory capital requirements are
calculated using a waterfall logic of approaches.
First, the securitization internal ratings-based
approach (SEC-IRBA) is applied, if possible. If this
approach cannot be applied, one of the
standardized approaches is applied.

If the SEC-IRBA cannot be applied, the regulatory
capital requirements are calculated using the
following hierarchy of approaches:

the securitization
external ratings-based approach or the
securitization standardized approach. Otherwise, a
1,250% risk weight is applied as a fallback.

31 March 2025 Pillar 3 Report |
UBS Group | Risk-weighted assets

Key differences between the internal model approach and the standardized approach (continued)
Internal model approach Standardized approach Key impact
Market risk UBS does not apply the internal model approach
for market risk.
UBS currently applies the standardized approach of
the FRTB framework, in which minimum market risk
capital requirements are computed on the basis of
three components: the sensitivities-based method
(the SBM), the default risk charge (the DRC) and
the residual risk add-on (the RRAO). The SBM
captures delta, vega and curvature risk of the
underlying trading positions, the DRC uses the
jump-to-default risk in positions subject to equity
and credit risk, and positions that may not be
adequately capitalized by the SBM and the DRC
additionally attract an RRAO charge.
Where the standardized approach is applied under
the output floor calculation, the application of
internal ratings is not permitted.
The new FRTB framework replaced the VaR-

and
stressed VaR-based Basel 2.5 market risk
framework.
Operational risk Not applicable under the final Basel III standards. The standardized approach is based on the business indicator component, derived from financial
statement metrics, as well as the internal loss
multiplier, derived from average historical
operational losses. The new framework replaced the
advanced measurement approach.
As

of

31 March

2025,

the

output

floor

is

set

at

USD 439.8bn,

representing

60%

of

RWA

calculated

using

the

full
standardized

approach

effective

for

the

full

year

2025.

This

floor

remains

USD 43.5bn

below

the

actual

RWA

of
USD 483.3bn.

The

difference

of

USD 249.7bn

between

the

RWA

calculated

using

the

full

standardized

approach

of
USD 733.0bn and

actual RWA

of USD 483.3bn

is primarily driven

by USD 126.4bn

from credit risk

RWA, USD 108.8bn
from

CCR

RWA,

USD 8.5bn

from

securitization

RWA

and

USD 5.7bn

from

CVA

RWA.

UBS

is

undertaking

mitigating
actions with the aim of reducing the full standardized approach RWA

.

Credit risk

RWA under

the full

standardized approach

are higher

than actual

RWA. Under

the standardized

approach,
fixed

risk

weights

are

applied

to

residential

mortgage

exposures,

depending

on

the

loan-to-value

(LTV).

The

internal
model-based approach considers borrowers’ ability to service debt more accurately, including mortgage affordability and calibration based

on historic

data. The

Group’s residential

mortgage portfolio

is focused

on the

Swiss market,

and the
Group has robust review processes

in place concerning borrowers’

ability to repay. This results

in the Group’s residential
mortgage

portfolio

having

a

low

average

LTV

and

results

in

an

average

risk

weight

of

19%

under

the

advanced

IRB
approach. For Lombard lending the average risk weight using internal models is around

10%. The risk weight under the
standardized approach is higher

for these exposures

primarily due to

the differences in

the treatment of

collateral. Further
corporate

exposures

have

higher

risk

weights

under

the

standardized

approach

compared

with

an

average

52%

risk
weight under the internal model approach.
CCR RWA

under the full

standardized approach are

higher than actual

RWA, primarily reflecting

higher risk weights

under
the standardized approach compared with

the IRB risk weights

mainly in the corporate asset

class, especially on managed
funds.

In

addition

to

risk

weights,

exposures

calculated

under

the

standardized

approach

are

higher,

because

the
standardized approach does not fully recognize the benefits

of netting, portfolio diversification and collateral.

CVA RWA

calculated

using

the

full standardized

approach

are

higher than

actual

RWA, as

the

application

of internal
ratings is not permitted under the standardized approach

for output floor calculations.
Securitization RWA calculated

using the full

standardized approach are

higher than actual

RWA, due to

more conservative
assumptions

and

less

granular

risk

assessments

permitted

under

the

SEC-SA

when

compared

with

the

SEC-IRBA
framework.

31 March 2025 Pillar 3 Report |
UBS Group | Risk-weighted assets

CMS1: Comparison of modelled and standardized RWA at risk level
31.3.25 a b c d e
USD m
RWA for modelled
approaches that UBS has
FINMA approval to use
RWA for portfolios
where standardized
approaches are used
Total Actual RWA
(i.e. RWA which banks
report as current
requirements)
RWA calculated using
full standardized
approach
(i.e. used in the base
of the output floor)
Output floor base
(60% of RWA
calculated using full
standardized
approach)
1 Credit risk (excluding counterparty credit risk)

182,036

57,511

239,547

365,925

219,555
2 Counterparty credit risk

24,141

5,994

30,135

138,962

83,377
3 Credit valuation adjustment (CVA)

9,322

9,322

15,012

9,007
4 Securitization exposures in banking book

3,550

3,189

6,739

15,211

9,126
5 Market risk

31,352

31,352

31,208

18,725
6 Operational risk

136,394

136,394

136,394

81,836
7 Residual RWA
1

2,213

27,573

29,787

30,307

18,184
8 Total

211,940

271,336

483,276

733,019

439,811
2
1 Includes settlement risk, equity investment in

funds and deferred tax assets recognized for

temporary differences.

2 Conceptually, the output floor

is applied at the total RWA level,

rather than at individual risk-
type levels.

RWA flow statements of credit risk exposures under

the internal ratings-based approach
The

CR8

table

below

provides

a

breakdown

of

the

credit

risk

RWA

movements

in

the

first

quarter

of

2025

across
movement categories defined by the Basel Committee on Banking

Supervision (the BCBS).
Credit risk RWA under the IRB

approach decreased by USD 2.1bn

to USD 182.0bn during the

first quarter of 2025. This
balance reflects credit risk

under the IRB approach

,

including the F-IRB approach

under the final

Basel III standards from
1 January 2025 onward, as well as credit risk under the

supervisory slotting approach.
Movements in

asset size

increased RWA

by USD 1.8bn,

mainly due

to increases

in loans

and loan

commitments in

the
Investment Bank

and Personal

& Corporate

Banking. These

increases were

partly offset

by reductions

in Non-core

and
Legacy,

driven by our actions to actively unwind the portfolio, in addition to the natural roll-off.
Movements in asset quality, including changes

in risk density across the overall portfolio,

decreased RWA by USD 4.8bn,
mainly from improved risk density in the Investment Bank,

as well as from improvements in lending exposures related

to
risk density

in

Global Wealth

Management

and Personal

&

Corporate

Banking.

Such

reductions

were

partly

offset

by
increases in Group Items due to changes in risk density.
Model updates

decreased RWA

by USD 0.5bn,

primarily from

changes related

to the

recalibration of

certain multipliers
as a result of improvements to models.
Methodology and policy changes resulted

in an RWA decrease of USD 2.5bn, mainly

driven by a USD 4.6bn decrease as
a result

of the

implementation of

the final

Basel III standards,

primarily due

to the

removal of

a 1.06

multiplier on

risk
weights calculated using IRB models, which more than offset

other changes, including the establishing of floors and the
introduction of regulatory

-mandated loss-given-default

parameters for

financial institutions and

large corporate

clients.
These reductions were partly

offset by increases from other

methodology changes not related

to the implementation of
the final Basel III standards,

primarily related to an increase in RWA of USD 2.1bn from

private-equity subscription loans,
shifting from the

standardized approach for

credit risk

to the F-IRB

approach. This shift

in approaches reduced

the Group’s
RWA by USD 1.3bn.
The first quarter

of 2025 included

the sale of

Select Portfolio Servicing,

which resulted

in a credit

risk RWA decrease

of
USD 0.1bn. The completion of the transaction reduced the

Group’s RWA by around USD 1.3bn.
Currency effects, driven

by the weakening

of the US

dollar against other

major currencies, resulted

in an RWA

increase
of USD 3.9bn.
›
Refer to “Definitions of credit risk and counterparty credit risk

RWA movement table components for CR8 and CCR7” in the
“Credit risk” section of the 31 December 2024 Pillar

3 Report, available under “Pillar 3 disclosures” at
ubs.com/investors , for
definitions of credit risk RWA movement table components

CR8: RWA flow statements of credit risk exposures under IRB
USD m
For the quarter
ended 31.3.25
1 RWA as of the beginning of the quarter

184,138
2 Asset size

1,840
3 Asset quality

(4,832)
4 Model updates

(468)
5 Methodology and policy

(2,499)
5a
of which: Impact from the implementation of final Basel III

standards

(4,599)
5b of which: others

2,100
6 Acquisitions and disposals

(79)
7 Foreign exchange movements

3,936
8 Other
9 RWA as of the end of the quarter

182,036

31 March 2025 Pillar 3 Report |
UBS Group | Risk-weighted assets

RWA flow statements of counterparty credit risk exposures

under the internal model method and VaR
The CCR7 table below presents a flow statement

explaining changes in CCR RWA determined

under the internal model
method (the IMM) for derivatives and the value-at-risk (VaR

)

approach for securities financing transactions

(SFTs).
CCR RWA on derivatives under the IMM decreased

by USD 3.7bn to USD 12.7bn during the first

quarter of 2025. Asset
size movements contributed to an RWA decrease of USD 2.2bn, mainly in the Investment Bank. Methodology and policy changes

resulted

in

a

decrease

of

USD 1.5bn,

from

the

implementation

of

the

final

Basel III

standards,

driven

by

the
removal of a 1.06 multiplier on risk weights calculated using IRB models, as well as the application of the F-IRB approach for exposures

to financial

institutions and

large corporate

clients. Model

updates resulted

in a

decrease of

USD 0.3bn.
Foreign exchange movements resulted in an RWA increase

of USD 0.3bn.
CCR RWA on SFTs under

the VaR approach decreased by USD 1.7bn to

USD 6.4bn during the first quarter of 2025.

Asset
size

movements

contributed

to

an

RWA

decrease

of

USD 1.3bn,

mainly

in

Group

Treasury.

Methodology

and

policy
changes resulted in

a decrease of

USD 1.9bn, mainly from

the implementation of

the final Basel III

standards,

driven by
the

removal

of

a

1.06

multiplier

on

risk

weights

calculated

using

IRB

models,

as

well

as

the

application

of

the

F-IRB
approach for exposures to financial institutions and large corporate clients.

Model updates increased RWA by USD 0.9bn
as a

result of an

update to the

repo VaR model

related to the

treatment of collateral.

Asset quality movements

contributed
to a USD 0.5bn increase in RWA, primarily due to an increase in risk density in Group Treasury.

›
Refer to “Definitions of credit risk and counterparty credit risk

RWA movement table components for CR8 and CCR7” in

the
“Credit risk” section of the 31 December 2024 Pillar

3 Report, available under “Pillar 3 disclosures” at
ubs.com/investors , for
definitions of CCR RWA movement table components

CCR7: RWA flow statements of CCR exposures under the internal model method (IMM) and value-at-risk (VaR)

For the quarter ended 31.3.25
USD m Derivatives SFTs Total
Subject to IMM Subject to VaR
1 RWA as of the beginning of the quarter

16,397

8,107

24,504
2 Asset size

(2,165)

(1,346)

(3,510)
3 Credit quality of counterparties

(36)

520

484
4 Model updates

(295)

866

571
5
Methodology and policy

(1,492)

(1,897)

(3,389)
5a
of which: impact from the implementation of final Basel

III standards

(1,492)

(1,897)

(3,389)
5b of which: others
6 Acquisitions and disposals
7 Foreign exchange movements

275

108

383
8 Other
9 RWA as of the end of the quarter

12,684

6,358

19,042
RWA flow statements of CVA risk exposures under

SA-CVA
In this 31 March 2025 Pillar 3 report, we have

introduced the ”CVA4: RWA flow statements of CVA

risk exposures under
SA-CVA” table for the first time,

as part of the final Basel III standards

.

The CVA4 table shows the variations

in RWA for
CVA

risk

determined

under

the

standardized

approach

for

calculating

CVA

capital

requirements

(SA-CVA).

The

CVA
capital charge

covers the

risk of

mark-to-market losses

associated with

the deterioration

of counterparty

credit quality.
UBS

applies

SA-CVA

on

positions

where

we

use

the

internal

model

method

to

derive

the

exposure

at

default

for
derivatives,

and the basic approach, BA-CVA, for all other positions.
›
Refer to “Overview of RWA and capital requirements” in this section for the materiality of BA-CVA and SA-CVA RWA and capital
requirements
SA-CVA RWA was USD 4.3bn as of 31 March 2025. As UBS has introduced the SA-CVA approach from 1 January 2025,
no comparative-period information for 31 December 2024 is

available.

CVA4: RWA

flow statements of CVA risk exposures under SA-CVA
USD m Total RWA
1 RWA as of 31.12.24
2 RWA as of 31.3.25

4,256

31 March 2025 Pillar 3 Report |
UBS Group | Going and gone concern requirements

and eligible capital

12
Going and gone concern requirements and eligible
capital
The

table

below

provides

details

of

the

Swiss

systemically

relevant

bank

(the

SRB)

going

and

gone

concern

capital
requirements as required

by the Swiss Financial Market Supervisory Authority (FINMA

).
›
Refer to the “Capital management” section of the

UBS Group first quarter 2025 report, available under

”Quarterly reporting” at
ubs.com/investors , for more information about capital management
Effective 1 January 2025, a

Pillar 2 capital

add-on for uncollateralized exposures

to hedge funds,

private equity and

family
offices

has

been

introduced.

This

resulted

in

an

increase

of

16 basis

points

in

the

RWA-based

going

concern

capital
requirement as of 31 March 2025.
Swiss SRB going and gone concern requirements and information
As of 31.3.25 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.91
1

72,044

5.00
1

78,079
Common equity tier 1 capital

10.56
2

51,026

3.50
3

54,655
of which: minimum capital

4.50

21,747

1.50

23,424
of which: buffer capital

5.50

26,580

2.00

31,232
of which: countercyclical buffer

0.44

2,145
Maximum additional tier 1 capital

4.35
2

21,019

1.50

23,424
of which: additional tier 1 capital

3.50

16,915

1.50

23,424
of which: additional tier 1 buffer capital

0.80

3,866
Eligible going concern capital
Total going concern capital

18.18

87,837

5.62

87,837
Common equity tier 1 capital

14.31

69,152

4.43

69,152
Total loss-absorbing additional tier 1 capital

3.87

18,684

1.20

18,684
of which: high-trigger loss-absorbing additional tier 1 capital

3.87

18,684

1.20

18,684
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73
7

51,831

3.75
7

58,559
of which: base requirement including add-ons for market share and

LRD

10.73

51,831

3.75

58,559
Eligible gone concern capital
Total gone concern loss-absorbing capacity

20.55

99,331

6.36

99,331
Total tier 2 capital

0.04

205

0.01

205
of which: non-Basel III-compliant tier 2 capital

0.04

205

0.01

205
TLAC-eligible senior unsecured debt

20.51

99,126

6.35

99,126
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.63

123,876

8.75

136,639
Eligible total loss-absorbing capacity

38.73

187,168

11.99

187,168
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

483,276
Leverage ratio denominator

1,561,583
1 Includes applicable

add-ons of

1.60% for

risk-weighted assets

(RWA) and

0.50% for leverage

ratio denominator

(LRD), of

which 16

basis points

for RWA

reflect the Pillar

2 capital

add-on for

uncollateralized
exposures to hedge funds, private equity and family offices, effective 1 January 2025.

2 Includes the Pillar 2 add-on for uncollateralized exposures to hedge funds, private equity and family offices of 0.11% for CET1 capital and 0.05% for

AT1 capital, effective

1 January 2025. For

AT1 capital, under

Pillar 1 requirements,

a maximum of 4.3%

of AT1 capital

can be used to

meet going concern requirements;

4.35% includes the
aforementioned Pillar 2

capital add-on.

3 Our CET1 leverage

ratio requirement of

3.50% consists of

a 1.5% base

requirement, a 1.5%

base buffer capital

requirement, a 0.25% LRD

add-on requirement and

a
0.25% market share add-on requirement

based on our Swiss credit business.

4 A maximum of 25% of the gone

concern requirements can be met with

instruments that have a remaining maturity of

between one
and two years. Once at least

75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater

than two years, all instruments that have a

remaining maturity
of between one and two years remain eligible to be included in the total gone concern capital.

5 From 1 January 2023, the resolvability discount on the

gone concern capital requirements for systemically important banks (SIBs) has been replaced with reduced base gone concern capital requirements equivalent to 75% of the total going concern requirements (excluding countercyclical buffer requirements and the Pillar 2 add-on).

6 As of July

2024, the Swiss

Financial Market Supervisory

Authority (FINMA) has

the authority to impose

a surcharge of up

to 25% of

the total going

concern capital requirements (excluding

countercyclical buffer
requirements and the Pillar 2 add-on) should obstacles to an SIB’s resolvability be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.

31 March 2025 Pillar 3 Report |
UBS Group | Leverage ratio

Leverage ratio
Basel III leverage ratio
The Basel Committee on Banking Supervision (the BCBS)

leverage ratio, as summarized in the “KM1: Key metrics“

table
in

section

2

of

this

report,

is

calculated

by

dividing

the

period-end

tier 1

capital

by

the

period-end

leverage

ratio
denominator (the LRD).
The LRD consists of on-balance sheet assets and off-balance sheet items based on IFRS Accounting Standards. Derivative exposures are

adjusted for

a number of

items, including

replacement values

and eligible

cash variation

margin netting,
potential future

exposure and

net notional

amounts for

written credit

derivatives. The

LRD also

includes an

additional
charge for counterparty credit risk related to securities financing transactions

(SFTs).
On-balance

sheet

items

(excluding

derivatives

and

securities

financing

transactions

(SFTs),

but

including

collateral),

as
disclosed in the

LR2 table,

differ from IFRS

Accounting Standards

total assets

due to

adjustments to the

former for

the
application of the regulatory scope of consolidation and due to the carrying amounts for derivative financial instruments and SFTs, which

are removed

and replaced

with exposures,

as per

the leverage

ratio rules, in

separate line

items in

the
LR2 table.
Difference between the Swiss systemically relevant bank

and BCBS leverage ratio
The LRD is

the same under

Swiss systemically relevant

bank (SRB) and

BCBS rules. However,

there is a

difference in

the
capital

numerator

between

the

two

frameworks.

Under

BCBS

rules

only

common

equity

tier 1

(CET1)

and

additional
tier 1

capital

are

included in

the

numerator.

Under Swiss

SRB rules

UBS

is required

to meet

going and

gone

concern
leverage ratio requirements. Therefore, depending on the

requirement, the numerator includes tier 1 capital

instruments,
tier 2 capital instruments and / or total loss-absorbing capacity

-eligible senior unsecured debt.
The

difference

between

the total

leverage

ratio

exposures

of

USD 1,561.6bn

and total

consolidated

assets

as per

the
published financial

statements of

USD 1,543.4bn was

USD 18.2bn, reflecting

the sum

of lines 2

to 12 in

the following
table.

LR1: Summary comparison of accounting assets vs leverage ratio exposure measure
1
USD m 31.3.25 31.12.24
1 Total consolidated assets as per published financial statements

1,543,363

1,565,028
2
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting

purposes but outside the
scope of regulatory consolidation

(18,302)

(17,750)
3
Adjustment for securitized exposures that meet the operational requirements for the recognition of risk transference
4 Adjustments for temporary exemption of central bank reserves (if applicable)
5
Adjustment for fiduciary assets recognized on the balance

sheet pursuant to the operative accounting framework but excluded from the leverage
ratio exposure measure

6
Adjustments for regular-way purchases and sales of financial assets subject to trade date accounting
7 Adjustments for eligible cash pooling transactions
8 Adjustments for derivative financial instruments

(27,249)

(97,478)
9 Adjustment for securities financing transactions, (i.e. repos and similar secured lending)

10,547

10,246
10
Adjustment for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)

64,103

69,788
11
Adjustments for prudent valuation adjustments and specific and general provisions which have reduced Tier 1 capital
2

(578)
12 Other adjustments

(10,301)

(10,356)
12a of which: asset amounts deducted in determining Tier 1 capital

(11,336)

(11,586)
12b
of which: consolidated entities under the regulatory scope

of consolidation

1,035

1,230
13 Leverage ratio exposure

1,561,583

1,519,477
1 The comparative-period information has been amended to reflect the LR1 disclosure format effective from 1 January 2025 under the final Basel III standards. Refer to the 31 December 2024 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information about previously published LR1 disclosures.

2 Reflects the shortfall to expected losses on advanced internal ratings-based portfolio less general provisions. Deduction items other than the IRB shortfall are disclosed in row 12a.

31 March 2025 Pillar 3 Report |
UBS Group | Leverage ratio

LR2: Leverage ratio common disclosure
1
USD m, except where indicated 31.3.25 31.12.24
On-balance sheet exposures
1
On-balance sheet items (excluding derivatives and securities financing transactions (SFTs), but including collateral)

1,233,897

1,196,136
2
Gross-up for derivatives collateral provided where deducted from balance sheet assets pursuant to the operative accounting framework
3
(Deductions of receivable assets for cash variation margin provided in derivatives transactions)

(38,997)

(43,952)
4
(Adjustment for securities received under securities financing transactions that are recognised as an asset)
5
(Specific and general provisions associated with on-balance sheet exposures that are deducted from Tier 1 capital)

(630)
6
(Asset amounts deducted in determining Tier 1 capital)

(11,336)

(11,586)
7 Total on-balance sheet exposures (excluding derivatives and SFTs)

1,182,933

1,140,598
Derivative Exposures
8
Replacement cost associated with all derivatives transactions (where applicable net of eligible cash variation margin and/or with bilateral
netting)

55,440

48,149
9
Add-on amounts for potential future exposure associated

with all derivatives transactions

108,400

102,062
10
(Exempted qualifying central counterparty (QCCP ) leg of client-cleared trade exposures)

(15,524)

(19,136)
11
Adjusted effective notional amount of all written credit

derivatives
2

84,284

63,230
12
(Adjusted effective notional offsets and add-on deductions for written credit derivatives )
3

(82,835)

(62,278)
13 Total derivative exposures

149,765

132,027
Securities financing transaction exposures
14
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions

260,304

267,231
15
(Netted amounts of cash payables and cash receivables of gross SFT assets)

(106,121)

(100,411)
16 Counterparty credit risk exposure for SFT assets

10,547

10,245
17 Agent transaction exposures
18 Total securities financing transaction exposures

164,730

177,065
Other off-balance sheet exposures
19
Off-balance sheet exposure at gross notional amount

278,126

276,719
20 (Adjustments for conversion to credit equivalent amounts)

(214,022)

(206,931)
21
(Specific and general provisions associated with off-balance sheet exposures deducted in determining Tier 1 capital)

52
22 Total off-balance sheet items

64,156

69,788
Capital and total exposures (leverage ratio denominator),

phase-in
23 Tier 1 capital

87,837

87,739
24 Total exposures (leverage ratio denominator)

1,561,583

1,519,477
Leverage ratio
25

Basel III leverage ratio (including the impact of any applicable temporary exemption of central bank reserves)
4

5.62

5.77
25a
Basel III leverage ratio (excluding the impact of any applicable temporary exemption of central bank reserves)
4

5.62

5.77
26 Leverage ratio minimum requirement
5

3.00

3.00
27 Leverage ratio buffers
5

2.00

2.00
Disclosure of mean values
28
Mean value of gross SFT assets, after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash
receivables

159,968
29
Quarter-end value of gross SFT assets, after adjustment for sale accounting transactions and netted of amounts of associated cash payables and
cash receivables

154,183
30

Total exposures (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting

transactions and netted of amounts of associated cash payables and cash receivables)
4

1,567,368
30a

Total exposures (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row
28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash receivables)
4

1,567,368
31
Basel III leverage ratio (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values from row 28 of gross SFT assets (after adjustment for sale accounting transactions and netted of amounts of associated cash payables and cash
receivables)
4

5.60
31a

Basel III leverage ratio (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values
from row 28 of gross SFT assets (after adjustment for

sale accounting transactions and netted of amounts of associated cash payables and
cash receivables)
4

5.60
1 The comparative-period information has been

amended to reflect the LR2 disclosure format effective from

1 January 2025 under the final Basel

III standards. Specifically, collateral

for derivative positions has been
included in row

1 of the

LR2 table and

has been adjusted

as applicable under

leverage ratio rules

in the subsequent

rows. Refer

to the 31

December 2024 Pillar

3 report, available

under “Pillar 3

disclosures” at
ubs.com/investors, for more information about

previously published LR2 disclosures.

2 Includes protection sold, including agency transactions.

3 Protection sold can be offset with protection bought on

the same
underlying reference entity, provided that the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.

4 There is currently no temporary exemption of central bank reserves for UBS.

5 The buffer is based on Swiss SRB requirements as per the Capital Adequacy Ordinance.

These

requirements are above BCBS requirements for G-SIBs.
During

the

first

quarter

of

2025,

the

LRD

increased

by

USD 42.1bn

to

USD 1,561.6bn,

driven

by

an

increase

of
USD 28.8bn as a result

of the implementation of

the final Basel III standards

and currency effects

of USD 26.5bn, partly
offset by asset size and other movements of USD

13.2bn.

31 March 2025 Pillar 3 Report |
UBS Group | Leverage ratio

The

impact

from

the

implementation

of

the

final

Basel III

standards

on

the

LRD

was

an

increase

of

USD 28.8bn.

In
Switzerland, the amendments to the Capital Adequacy Ordinance that incorporate the final Basel III standards into Swiss law entered

into force

on 1

January

2025. The

increase

was mainly

in

derivatives, as

a result

of the

change from

the
current

exposure

method

to

the

standardized

approach

for

counterparty

credit

risk,

including

the

application

of

the
prescribed 1.4× multiplier to address risks, for example

wrong-way risk, that are not directly captured in the

framework.
This was partly offset by

decreases in off-balance sheet positions resulting from a

change to credit conversion factors and
on-balance sheet exposures due to an alignment of the consolidation scope between RWA and LRD.
On-balance sheet exposures (excluding

derivatives and securities financing

transactions) increased by USD 42.3bn, mainly
due to asset size and other movements of USD 23.0bn and currency effects of

USD 21.2bn, partly offset by a USD 1.9bn
impact from the implementation of

the final Basel III standards.

The asset size movement mainly

reflected increases in the
high-quality liquid asset portfolio

and cash and balances at

central banks in Group Treasury.

In addition, there were also
increases in trading portfolio assets, reflecting an increase in inventory held in the Investment Bank.
Derivative exposures increased by USD 17.7bn, mainly due to a USD 37.5bn impact from the implementation of the final
Basel III standards

and currency

effects of

USD 1.5bn, partly

offset by

asset size

and other

movements of

USD 21.2bn.
The asset size movement was mainly due to mark-to-market movements in foreign currency contracts and lower trading volumes in the Investment Bank.
Securities financing

transaction exposures

decreased by

USD 12.3bn, mainly

due to asset

size and other

movements of
USD 14.7bn and a

USD 0.2bn impact from

the implementation

of the final

Basel III standards,

partly offset by

currency
effects of USD 2.6bn. The asset size movement is mainly

due to roll-offs of cash reinvestment trades in Group Treasury

.
Off-balance sheet

items decreased

by USD 5.6bn,

mainly due

to a

USD 6.5bn impact

from the

implementation of

the
final Basel III standards and

asset size and other

movements of USD 0.2bn, partly offset

by currency effects of

USD 1.1bn.
›
Refer to “Leverage ratio denominator” in the

“Risk, capital, liquidity and funding, and balance

sheet” section of the UBS Group
first quarter 2025 report,

available under “Quarterly reporting” at
ubs.com/investors , for more information
Liquidity and funding
Liquidity coverage ratio
We monitor the liquidity coverage

ratio (the LCR) in all significant currencies

in order to manage any currency

mismatch
between high-quality liquid assets (HQLA) and the net expected cash outflows in times of stress.
Pillar 3 disclosure requirement First quarter 2025 report section Disclosure First quarter 2025 report page number
Concentration of funding sources Balance sheet and off-balance sheet Liabilities, by product and currency 49
High-quality liquid assets
HQLA must be

easily and immediately convertible

into cash at little

or no loss

of value, especially during

a period of stress.
HQLA are

assets that

are

of low

risk and

are

unencumbered.

Other characteristics

of HQLA

are

ease and

certainty

of
valuation, low

correlation with

risky assets,

listing of

the assets

on a developed

and recognized

exchange, existence

of
an active and sizable

market for the

assets, and low volatility.

Our HQLA predominantly

consist of assets that

qualify as
Level 1 in the LCR framework, including cash, central bank reserves and government bonds. In the first quarter of 2025,
our average

HQLA decreased

by USD 12.7bn to

USD 318.7bn, mainly

reflecting lower

cash available due

to a decrease
in customer deposits,

funding of additional

trading assets and

lower debt issued

measured at amortized cost,

partly offset
by higher cash available from lower lending assets

and higher proceeds from securities

financing transactions.
High-quality liquid assets (HQLA)
Average 1Q25
1
Average 4Q24
1
USD bn, except where indicated
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Cash balances
3

225.4

225.4

231.5

231.5
Securities (on- and off-balance sheet)

69.4

23.9

93.3

75.8

24.2

100.0
Total HQLA 4

294.8

23.9

318.7

307.3

24.2

331.5
1 Calculated based on an average of 62 data points in the first quarter of 2025 and 64 data points in the fourth quarter of 2024.

2 Calculated after the application of haircuts and, where applicable, caps on Level 2 assets.

3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.

4 Calculated in accordance with FINMA requirements.

31 March 2025 Pillar 3 Report |
UBS Group | Liquidity and funding

Liquidity coverage ratio development during the first quarter of 2025

The quarterly average

LCR of

the UBS

Group decreased 7.4 percentage points

to 181.0%,

remaining above the

prudential
requirement communicated by the Swiss Financial Market Supervisory Authority

(FINMA). The movement in the

quarterly
average LCR

was primarily

driven by

a decrease

in HQLA

of USD 12.7bn

to USD 318.7bn,

mainly reflecting

lower cash
available due to

a decrease

in customer deposits,

funding of additional

trading assets

and lower

debt issued measured
at amortized

cost, partly

offset by

higher cash

available from

lower lending

assets and

higher proceeds

from securities
financing transactions. The average

net cash outflows remained

largely unchanged at USD 176.2bn,

as higher outflows
from debt issued at amortized cost and customer deposits were substantially offset by higher net inflows from securities
financing transactions.
LIQ1: Liquidity coverage ratio (LCR)
Average 1Q25
1
Average 4Q24
1
USD bn, except where indicated
Unweighted
value
Weighted
value
2
Unweighted
value
Weighted
value
2
High-quality liquid assets (HQLA)
1 Total HQLA

323.3

318.7

336.0

331.5
Cash outflows
2 Retail deposits and deposits from small business customers

350.5

40.4

350.0

40.2
3 of which: stable deposits

30.9

1.1

31.2

1.1
4 of which: less stable deposits

319.5

39.3

318.9

39.1
5 Unsecured wholesale funding

283.7

145.1

279.9

139.4
6 of which: operational deposits (all counterparties)

61.9

15.4

66.5

16.5
7 of which: non-operational deposits (all counterparties)

205.9

113.7

200.6

110.1
8 of which: unsecured debt

15.9

15.9

12.8

12.8
9 Secured wholesale funding

88.5

86.2
10 Additional requirements:

166.3

46.7

172.9

45.6
11 of which: outflows related to derivatives and other transactions

81.7

26.6

85.1

25.5
12 of which: outflows related to loss of funding on debt products
3

0.2

0.2

0.4

0.4
13 of which: committed credit and liquidity facilities

84.4

19.9

87.4

19.7
14 Other contractual funding obligations

29.4

27.5

25.6

23.7
15 Other contingent funding obligations

336.2

13.8

361.4

12.7
16 Total cash outflows

362.0

347.8
Cash inflows
17 Secured lending

294.1

114.9

276.1

105.4
18 Inflows from fully performing exposures

78.1

35.8

80.2

36.6
19 Other cash inflows

35.2

35.2

29.7

29.7
20 Total cash inflows

407.3

185.8

386.1

171.8
Average 1Q25
1
Average 4Q24
1
USD bn, except where indicated
Total adjusted
value
4
Total adjusted
value
4
Liquidity coverage ratio (LCR)
21 Total HQLA

318.7

331.5
22 Net cash outflows

176.2

176.0
23 LCR (%)

181.0

188.4
1 Calculated based

on an average

of 62 data

points in

the first quarter

of 2025

and 64 data

points in the

fourth quarter of

2024.

2 Calculated after

the application of

haircuts and inflow

and outflow

rates.

3 Includes outflows related to loss of

funding on asset-backed securities,

covered bonds, other structured

financing instruments, asset-backed

commercial papers, structured entities

(conduits), securities investment
vehicles and other such financing facilities.

4 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.

31 March 2025 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | Introduction

17
Significant regulated subsidiaries
and sub-groups
Introduction
Scope of disclosures in these sections
The

sections

below

include

capital

and

other

regulatory

information

as

of

31 March

2025

for

UBS AG

consolidated,
UBS AG

standalone,

UBS Switzerland AG

standalone,

UBS Europe SE

consolidated,

UBS Americas Holding LLC
consolidated and Credit Suisse International standalone. Capital information in the following sections is based on Pillar 1 capital requirements.

Entities may

be subject

to significant

additional Pillar

2 requirements,

which represent

additional
amounts of capital considered necessary and are agreed with regulators based on the risk profile of the respective entity.
UBS AG consolidated, UBS AG standalone, UBS Switzerland

AG standalone and UBS Europe SE consolidated
Implementation of the final Basel III standards
In

Switzerland,

the

amendments

to

the

Capital

Adequacy

Ordinance

(the

CAO)

that

incorporate

the

final

Basel III
standards

into Swiss

law,

including

the

five

new

ordinances

that

contain

the

implementing

provisions

for

the

revised
CAO, entered into force on 1 January

2025.
In the EU, the final Basel III requirements became applicable as of 1 January 2025, except for the Fundamental Review of the Trading Book requirements, the implementation of which

has been delayed until at least 1 January 2026.
›
Refer to the “UBS AG consolidated”, “UBS

AG standalone”, “UBS Switzerland AG standalone”

and “UBS Europe SE consolidated”
sections of this report for more information about the impacts resulting from the adoption of the final Basel III standards
UBS AG consolidated
Key metrics for the first quarter of 2025
The

table

below

is

based

on

the

Swiss

Financial

Market

Supervisory

Authority

(FINMA)

Ordinance

on

the

Disclosure
Obligations of Banks and Securities Firms (DisO-FINMA) rules and IFRS Accounting Standards.
During the

first quarter

of 2025,

tier 1

capital

decreased

by USD 0.5bn

to USD

89.1bn. Common

equity tier

1 (CET1)
capital decreased by USD 3.0bn to USD 70.8bn, mainly as operating profit before tax of USD 1.3bn and foreign currency translation gains

of USD 0.8bn

were more

than offset

by dividend

accruals

of USD 4.5bn

and current

tax expenses

of
USD 0.4bn.

Additional

tier 1

(AT1)

capital

issued

by

the

Group

and

on

lent

to

UBS AG

increased

by

USD 2.5bn

to
USD 18.3bn, reflecting the

issuance of new AT1

capital instruments equivalent to

USD 3.0bn and positive

impacts from
interest rate risk hedge, foreign currency translation and other effects, partly offset by the call of AT1 capital instruments equivalent to USD 1.3bn.
During

the

first

quarter

of

2025,

risk-weighted

assets

(RWA)

decreased

by

USD 13.6bn

to

USD 481.5bn,

driven

by

a
USD 9.5bn

decrease

resulting

from

asset

size

and

other

movements,

an

USD 8.6bn

reduction

as

a

result

of

the
implementation

of

the

final

Basel III

standards,

and

a

USD 1.1bn

reduction

resulting

from

model

updates

and

other
methodology changes. These decreases were partly offset

by a USD 5.7bn increase in currency effects.
During the first quarter

of 2025, the leverage

ratio denominator (the LRD)

increased by USD 42.6bn

to USD 1,565.8bn,
driven by an increase of USD 28.8bn as

a result of the implementation of the final

Basel III standards and currency effects
of USD 26.6bn,

partly offset

by asset

size and

other movements

of USD 12.8bn.

The

asset size

and other

movements
mainly reflected decreases

in derivative exposures

and securities financing

transaction exposures, partly

offset by increases
in the

high-quality liquid

asset (HQLA)

portfolio and

cash and

balances at

central banks

in Group

Treasury and

trading
portfolio assets in the Investment Bank.
Correspondingly, the CET1

capital ratio of

UBS AG consolidated decreased to

14.7% from 14.9%,

reflecting the decrease
in CET1 capital,

partly offset by

the decrease in

RWA. The Basel III leverage

ratio decreased to 5.7%

from 5.9%, reflecting
the increase in the LRD and the aforementioned decrease

in tier 1 capital.

31 March 2025 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | UBS AG consolidated

18
The

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

UBS AG

consolidated

decreased

5.8 percentage

points

to
180.3%.

The

movement

in

the

quarterly

average

LCR

was

primarily

driven

by a

decrease

in

HQLA

of

USD 12.7bn

to
USD 318.9bn, mainly reflecting

lower cash available

due to a

decrease in customer

deposits, funding of

additional trading
assets and lower debt issued measured

at amortized cost, partly offset by higher

cash available from lower lending assets
and higher

proceeds from

securities financing

transactions. The

average net

cash outflows

decreased by

USD 1.3bn to
USD 176.9bn, reflecting higher

net inflows from

securities financing transactions,

partly offset by

higher outflows from
capital instruments on lent from UBS Group AG and customer

deposits.
As of 31 March 2025, the net stable funding ratio of UBS AG consolidated decreased 1.3 percentage points to 122.8%.
Available

stable

funding

(ASF)

increased

by

USD 6.7bn

to

USD 853.7bn,

mainly

driven

by a

shift

in

the

client

deposit
composition resulting in a

more beneficial ASF

treatment and higher regulatory

capital. Required stable funding increased
by USD 12.7bn to USD

695.2bn, mainly driven

by higher lending assets,

largely due to

currency effects, partly

offset by
lower derivative balances.
KM1: Key metrics
USD m, except where indicated
31.3.25 31.12.24 30.9.24 30.6.24 31.3.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

70,756

73,792

84,423

83,001

43,863
2 Tier 1

89,081

89,623

100,673

98,133

58,067
3 Total capital

89,081

89,623

100,675

98,133

58,067
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

481,539

495,110

515,520

509,953

328,732
4a Total risk-weighted assets (pre-floor)
1

481,539
4b Minimum capital requirement
2

38,523

39,609

41,242

40,796

26,299
Risk-based capital ratios as a percentage of RWA
5 Common equity tier 1 ratio (%)

14.69

14.90

16.38

16.28

13.34
5b Common equity tier 1 ratio (%) (pre-floor)
1

14.69
6 Tier 1 ratio (%)

18.50

18.10

19.53

19.24

17.66
6b Tier 1 ratio (%) (pre-floor)
1

18.50
7 Total capital ratio (%)

18.50

18.10

19.53

19.24

17.66
7b Total capital ratio (%) (pre-floor)
1

18.50
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.13

0.15

0.17

0.16

0.14
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.31

0.37

0.39

0.33

0.30
10 Bank G-SIB and / or D-SIB additional requirements (%)
3
11 Total of bank CET1 specific buffer requirements (%)
4

2.63

2.65

2.67

2.66

2.64
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5

10.19

10.10

11.53

11.24

8.84
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

1,565,845

1,523,277

1,611,151

1,564,001

1,078,591
14
Basel III leverage ratio (%) (including the impact of any applicable temporary
exemption of central bank reserves) 6

5.69

5.88

6.25

6.27

5.38
14b Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
1

5.69
14c
Basel III leverage ratio (%) (including the impact of any applicable temporary
exemption of central bank reserves) incorporating mean values for SFT assets
1, 6

5.67
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for
SFT assets
1

5.67
14e Minimum capital requirements
1, 7

46,975
Liquidity coverage ratio (LCR) 8
15
Total high-quality liquid assets (HQLA)

318,893

331,627

360,628

280,303

251,041
16 Total net cash outflow

176,928

178,228

183,725

143,576

131,296
16a of which: cash outflows

366,165

352,482

347,583

298,083

268,701
16b of which: cash inflows

189,237

174,254

163,858

154,507

137,405
17 LCR (%) 180.28 186.08 196.34 194.12 191.38
Net stable funding ratio (NSFR)
18 Total available stable funding 853,742 847,008 903,402 882,760 589,263
19 Total required stable funding 695,201 682,504 712,729 691,477 484,727
20 NSFR (%) 122.81 124.10 126.75 127.66 121.57
1 First-time disclosure, based on the final Basel III standards implemented on 1

January 2025.

2 Calculated as 8% of total RWA, based on total capital minimum requirements,

excluding CET1 buffer requirements.

3 Swiss SRB going and gone concern requirements and information for UBS AG consolidated are provided below in this section.

4 Excludes non-BCBS capital buffer requirements for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.

5 Represents the CET1 ratio that is available to meet buffer requirements. Calculated as the CET1 ratio minus the BCBS CET1 capital requirement and, where applicable, minus the BCBS tier 2 capital requirement met with CET1 capital.

6 There is currently no temporary exemption of central bank

reserves for UBS.

7 The higher of capital requirements based
on 8% RWA or

3% LRD.

8 Calculated after the application of

haircuts and inflow and outflow

rates, as well

as, where applicable,

caps on Level 2 assets

and cash inflows. Calculated

based on an average

of 62
data points in

the first quarter of

2025 and 64 data

points in the fourth

quarter of 2024.

For the prior-quarter data points, refer to

the respective Pillar 3

Report, available under “Pillar

3 disclosures” at ubs.com/investors,
for more information.

31 March 2025 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | UBS AG consolidated

19
Swiss systemically relevant bank going and gone concern

requirements and information

The tables below

provide details of

the Swiss systemically

relevant bank RWA-

and LRD-based going

and gone concern
requirements and

information as required

by FINMA;

details regarding

eligible gone concern

instruments are also

provided
below.
Effective 1 January 2025, a

Pillar 2 capital add-on for

uncollateralized exposures to hedge

funds, private equity

and family
offices

has

been

introduced.

This

resulted

in

an

increase

of

16 basis

points

in

the

RWA-based

going

concern

capital
requirement as of 31 March 2025.
UBS

AG’s

outstanding

non-Basel III-compliant

tier 2

capital

instruments

and

total

loss-absorbing

capacity-eligible
unsecured debt instruments are eligible to meet gone concern requirements until one year before maturity.
More information

about the

going and

gone concern

requirements

is provided

in the

“Total

loss-absorbing

capacity”
section of the UBS AG Annual Report 2024, available under

“Annual reporting” at
ubs.com/investors.

Swiss SRB going and gone concern requirements and information
As of 31.3.25 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.96
1

72,036

5.02
1

78,554
Common equity tier 1 capital

10.61
2

51,092

3.52
3

55,067
of which: minimum capital

4.50

21,669

1.50

23,488
of which: buffer capital

5.50

26,485

2.00

31,317
of which: countercyclical buffer

0.44

2,123
Maximum additional tier 1 capital

4.35
2

20,944

1.50

23,488
of which: additional tier 1 capital

3.50

16,854

1.50

23,488
of which: additional tier 1 buffer capital

0.80

3,852
Eligible going concern capital
Total going concern capital

18.50

89,081

5.69

89,081
Common equity tier 1 capital

14.69

70,756

4.52

70,756
Total loss-absorbing additional tier 1 capital

3.81

18,325

1.17

18,325
of which: high-trigger loss-absorbing additional tier 1 capital

3.81

18,325

1.17

18,325
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73

51,645

3.75

58,719
of which: base requirement including add-ons for market share and LRD

10.73
7

51,645

3.75
7

58,719
Eligible gone concern capital
Total gone concern loss-absorbing capacity

19.46

93,705

5.98

93,705
Total tier 2 capital

0.04

205

0.01

205
of which: non-Basel III-compliant tier 2 capital

0.04

205

0.01

205
TLAC-eligible unsecured debt

19.42

93,499

5.97

93,499
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.68

123,681

8.77

137,273
Eligible total loss-absorbing capacity

37.96

182,786

11.67

182,786
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

481,539
Leverage ratio denominator

1,565,845
1 Includes applicable add-ons of 1.66% for risk-weighted assets (RWA) and 0.52% for leverage ratio denominator (LRD), of which 5 basis points for RWA and 2 basis points for LRD reflect a Pillar 2 capital add-on of
USD 262m related to the supply chain

finance funds matter at Credit

Suisse. An additional 16

basis points for RWA reflect

a Pillar 2 capital add-on

for uncollateralized exposures to hedge

funds, private equity

and
family offices, effective 1 January 2025.

2 Includes the Pillar 2 add-on for uncollateralized exposures to hedge funds, private equity and family offices of 0.11% for CET1 capital and 0.05% for AT1 capital, effective
1 January 2025. For AT1 capital, under Pillar 1 requirements, a maximum of 4.3% of AT1 capital can be used to meet going concern requirements; 4.35% includes the aforementioned Pillar 2 capital add-on.

3 The
CET1 leverage ratio requirement of 3.52% consists of a 1.5%

base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement, a 0.25% market share add-on requirement

based on our
Swiss credit business and a 0.02% Pillar 2 capital add-on related to the supply chain finance funds matter at Credit Suisse.

4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two

years. Once at least 75% of the

minimum gone concern requirement has been met with

instruments that have a remaining maturity of greater

than two years, all
instruments that have a remaining

maturity of between one and

two years remain eligible to

be included in the total

gone concern capital.

5 From 1 January

2023, the resolvability discount

on the gone concern
capital requirements for systemically

important banks (SIBs) has

been replaced with reduced

base gone concern capital requirements

equivalent to 75% of the

total going concern requirements

(excluding countercyclical
buffer requirements and

the Pillar 2

add-ons).

6 As of

July 2024, FINMA

has the authority

to impose a

surcharge of up

to 25% of

the total going

concern capital requirements

(excluding countercyclical

buffer
requirements and the Pillar 2 add-ons) should obstacles to an SIB’s resolvability be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.

31 March 2025 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | UBS AG consolidated

20
Swiss SRB going and gone concern information
USD m, except where indicated 31.3.25 31.12.24
Eligible going concern capital
Total going concern capital

89,081

89,623
Total tier 1 capital

89,081

89,623
Common equity tier 1 capital

70,756

73,792
Total loss-absorbing additional tier 1 capital

18,325

15,830
of which: high-trigger loss-absorbing additional tier 1 capital

18,325

14,585
of which: low-trigger loss-absorbing additional tier 1 capital

1,245
Eligible gone concern capital
Total gone concern loss-absorbing capacity

93,705

92,177
Total tier 2 capital

205

207
of which: non-Basel III-compliant tier 2 capital

205

207
TLAC-eligible unsecured debt

93,499

91,970
Total loss-absorbing capacity
Total loss-absorbing capacity

182,786

181,800
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

481,539

495,110
Leverage ratio denominator

1,565,845

1,523,277
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

18.5

18.1
of which: common equity tier 1 capital ratio

14.7

14.9
Gone concern loss-absorbing capacity ratio

19.5

18.6
Total loss-absorbing capacity ratio

38.0

36.7
Leverage ratios (%)
Going concern leverage ratio

5.7

5.9
of which: common equity tier 1 leverage ratio

4.5

4.8
Gone concern leverage ratio

6.0

6.1
Total loss-absorbing capacity leverage ratio

11.7

11.9
UBS AG standalone
Key metrics for the first quarter of 2025
The

table

below

is

based

on

the

Swiss

Financial

Market

Supervisory

Authority

(FINMA)

Ordinance

on

the

Disclosure
Obligations of Banks and Securities Firms (DisO-FINMA) rules and IFRS Accounting Standards.
During the

first quarter

of 2025,

tier 1

capital

decreased

by USD 1.6bn

to USD

89.3bn. Common

equity tier

1 (CET1)
capital decreased by USD 4.1bn to

USD 71.0bn, mainly as operating profit before

tax of USD 0.4bn was more

than offset
by USD 4.5bn

of additional

accruals for

capital returns

to UBS

Group AG.

Additional

tier 1 (AT1)

capital

issued by

the
Group

and

on

lent

to

UBS AG

increased

by

USD 2.5bn

to

USD 18.3bn,

reflecting

the

issuance

of

new

AT1

capital
instruments

equivalent to USD 3.0bn and positive impacts from interest rate risk hedge, foreign currency translation and other effects, partly offset by the call of AT1 capital instruments equivalent to USD 1.3bn.
Phase-in

risk-weighted

assets

(RWA)

increased

by

USD 6.9bn

to

USD 514.9bn

during

the

first

quarter

of

2025.

This
included a USD 16.1bn

increase in RWA

on investments in Swiss

and foreign-domiciled subsidiaries,

predominantly due
to the phased increase of risk weights in accordance with the relevant FINMA decree. This increase was partly offset by a
USD 3.1bn decrease

in RWA

from the

implementation

of the

final

Basel III standards

and a

USD 6.1bn

decrease

from
asset size and other movements.

During the

first quarter

of 2025,

the leverage

ratio denominator

(the LRD)

increased by

USD 36.1bn to

USD 935.5bn,
driven by an increase of USD 31.3bn as

a result of the implementation of the final

Basel III standards and currency effects
of USD 13.2bn, partly offset by an

USD 8.4bn decrease due to asset

size and other movements. The

asset size movement
was mainly driven by decrease

s

in derivative exposures, securities

financing transaction exposures and

off-balance sheet
items, partly

offset by

increases in

cash and

balances at

central banks,

trading assets

and the

high-quality liquid

asset
(HQLA)

portfolio.
Correspondingly, the phase-in CET1 capital ratio of

UBS AG standalone decreased to 13.8% from 14.8%,

reflecting the
decrease in

CET1 capital

and the

increase in

phase-in RWA.

The firm’s

Basel III leverage

ratio decreased

to 9.5%

from
10.1%, reflecting the increase in the LRD and the aforementioned decrease in tier 1 capital.

31 March 2025 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | UBS AG standalone

21
The

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

UBS AG

standalone

decreased

14.8 percentage

points

to
229.2%, remaining above the prudential requirement communicated by FINMA. The movement in the quarterly average
LCR was

primarily driven

by an

increase in

net cash

outflows by

USD 7.3bn to

USD 66.0bn, reflecting

higher outflows
from

capital

instruments

on

lent

from

UBS

Group

AG

and

customer

deposits,

and

lower

inflows

from

intercompany
funding to

subsidiaries, partly offset

by higher net

inflows from securities

financing transactions. The

effect of the

increase
in average net cash outflows was partly

offset by an increase in the

average HQLA of USD 7.9bn to USD 150.5bn, mainly
reflecting

higher

cash

available

from

an

average

lower

funding

provided

to

subsidiaries,

partly

offset

by

lower

cash
available from debt issued measured at amortized cost.
As

of

31 March

2025,

the

net

stable

funding

ratio

increased

0.8 percentage

points

to

98.1%,

remaining

above

the
prudential

requirement

communicated

by

FINMA.

Available

stable

funding

remained

largely

stable

at

USD 410.5bn.
Required

stable

funding

decreased

by

USD 3.1bn

to

USD 418.7bn,

mainly

driven

by

lower

derivative

balances,

partly
offset by higher intercompany funding.
KM1: Key metrics
USD m, except where indicated
31.3.25 31.12.24 30.9.24 30.6.24 31.3.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

70,980

75,051

83,113

82,329

51,971
2 Tier 1

89,305

90,881

99,363

97,461

66,175
3 Total capital

89,305

90,882

99,365

97,461

66,175
Risk-weighted assets (amounts)
1
4 Total risk-weighted assets (RWA)

514,897

507,964

565,180

554,478

356,821
4a Total risk-weighted assets (pre-floor)
2

514,897
4b Minimum capital requirement
3

41,192

40,637

45,214

44,358

28,546
Risk-based capital ratios as a percentage of RWA
1
5 Common equity tier 1 ratio (%)

13.79

14.77

14.71

14.85

14.56
5b Common equity tier 1 ratio (%) (pre-floor)
2

13.79
6 Tier 1 ratio (%)

17.34

17.89

17.58

17.58

18.55
6b Tier 1 ratio (%) (pre-floor)
2

17.34
7 Total capital ratio (%)

17.34

17.89

17.58

17.58

18.55
7b Total capital ratio (%) (pre-floor)
2

17.34
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.15

0.19

0.19

0.18

0.12
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.00

0.00

0.00

0.00

0.00
10 Bank G-SIB and / or D-SIB additional requirements (%)
4
11 Total of bank CET1 specific buffer requirements (%)
5

2.65

2.69

2.69

2.68

2.62
12
CET1 available after meeting the bank’s minimum capital requirements (%)
6

9.29

9.89

9.58

9.58

10.06
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

935,496

899,348

944,404

921,796

641,315
14
Basel III leverage ratio (%) (including the impact of any applicable temporary
exemption of central bank reserves)
7

9.55

10.11

10.52

10.57

10.32
14b Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
2

9.55
14c
Basel III leverage ratio (%) (including the impact of any applicable temporary
exemption of central bank reserves) incorporating mean values for SFT assets
2, 7

9.52
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for
SFT assets
2

9.52
14e Minimum capital requirements
2, 8

41,192
Liquidity coverage ratio (LCR)
9
15
Total high-quality liquid assets (HQLA)

150,544

142,661

170,179

137,003

123,742
16 Total net cash outflow

65,962

58,620

60,445

50,458

46,115
16a of which: cash outflows

238,931

231,213

228,228

197,846

174,814
16b of which: cash inflows

172,969

172,593

167,783

147,387

128,700
17 LCR (%) 229.18

243.95

282.26

269.55

268.69
Net stable funding ratio (NSFR)
10
18 Total available stable funding 410,507 410,197 446,435 448,005 274,568
19 Total required stable funding 418,661 421,792 444,875 437,275 288,322
20 NSFR (%) 98.05 97.25 100.35 102.45 95.23
1 Based on phase-in rules for RWA. Refer to “Swiss systemically relevant bank going and gone concern requirements and information” below for more information.

2 First-time disclosure, based on the final Basel III
standards implemented on 1 January 2025.

3 Calculated as 8% of total RWA, based on

total capital minimum requirements, excluding CET1 buffer requirements.

4 Swiss SRB going and gone concern requirements
and information for UBS AG standalone are provided below in this section.

5 Excludes non-BCBS capital buffer requirements for risk-weighted positions that are directly or indirectly backed by residential properties
in Switzerland.

6 Represents the CET1 ratio that is available to meet buffer requirements. Calculated as the CET1 ratio minus the BCBS CET1 capital requirement and, where applicable, minus the BCBS tier 2 capital requirement met with CET1 capital.

7 There is currently

no temporary exemption of

central bank reserves

for UBS.

8 The higher of

capital requirements based on

8% RWA or 3%

LRD.

9 Calculated after the
application of haircuts and inflow and outflow rates,

as well as, where applicable, caps on

Level 2 assets and cash inflows. Calculated based

on an average of 62 data points in the first quarter

of 2025 and 64 data
points in the fourth quarter of 2024. For the prior-quarter data points,

refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors,

for more information.

10 In accordance with
Art. 17h para. 3

and 4 of the Liquidity

Ordinance, UBS AG

standalone is required to maintain

a minimum NSFR of

at least 80% without

taking into account excess

funding of UBS Switzerland

AG and 100% after
taking into account such excess funding.

31 March 2025 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | UBS AG standalone

22
Swiss systemically relevant bank going and gone concern

requirements and information

The

tables

below

provide

details

of

the

Swiss

systemically

relevant

bank

(SRB)

RWA-

and

LRD-based

going

and

gone
concern requirements

and

information

as required

by FINMA;

details

regarding

eligible

gone

concern instruments

are
also provided below.
UBS AG standalone

is subject

to a

gone concern capital

requirement based

on the sum

of: (i) the

nominal value

of the
gone concern

instruments issued

by UBS

entities and

held by

the parent

firm; (ii) 75%

of the

capital requirements

resulting
from third-party exposure

on a standalone

basis; and (iii) a

buffer requirement equal

to 30% of

the Group’s gone

concern
capital requirement

on UBS

AG’s consolidated

exposure.

As of

1 January

2024, the

buffer requirement

has been

fully
phased

in.

The

gone

concern

capital

requirement

is the

higher

of

the

RWA-

and

LRD-based

requirements,

calculated
separately. The gone concern

capital coverage ratio reflects how

much gone concern capital

is available to meet

the gone
concern requirement.

UBS AG’s

outstanding

non-Basel III-compliant

tier 2 capital

instruments and

total loss-absorbing
capacity-eligible

unsecured

debt

instruments

are

eligible

to

meet

gone

concern

requirements

until

one

year

before
maturity.
Effective 1 January 2025, a

Pillar 2 capital add-on for

uncollateralized exposures to hedge

funds, private equity

and family
offices has

been introduced.

This resulted

in an

increase as

of 31 March

2025 of

14 basis points

in the

RWA phase-in-
based

going

concern

capital

requirement

and

13 basis

points

in

the

RWA

fully

applied-based

going

concern

capital
requirement.
More information about

the going and

gone concern requirements

is provided

in the “UBS

AG standalone”

section of
the 31 December 2024 Pillar 3 Report, available under “Pillar

3 disclosures” at
ubs.com/investors.

Swiss SRB going and gone concern requirements and information
As of 31.3.25 RWA, phase-in RWA, fully applied as of 1.1.28
1
LRD
USD m, except where indicated in % in % in %
Required going concern capital
Total going concern capital

14.64
2

75,393

14.63
2

80,651

5.03
2

47,037
Common equity tier 1 capital

10.30
3

53,036

10.29
3

56,729

3.53

33,004
of which: minimum capital

4.50

23,170

4.50

24,807

1.50

14,032
of which: buffer capital

5.50

28,319

5.50

30,320

2.00

18,710
of which: countercyclical buffer

0.15

780

0.15

835
Maximum additional tier 1 capital

4.34
3

22,357

4.34
3

23,922

1.50

14,032
of which: additional tier 1 capital

3.50

18,021

3.50

19,295

1.50

14,032
of which: additional tier 1 buffer capital

0.80

4,119

0.80

4,410
Eligible going concern capital
Total going concern capital

17.34

89,305

16.20

89,305

9.55

89,305
Common equity tier 1 capital

13.79

70,980

12.88

70,980

7.59

70,980
Total loss-absorbing additional tier 1 capital

3.56

18,325

3.32

18,325

1.96

18,325
of which: high-trigger loss-absorbing additional tier 1 capital

3.56

18,325

3.32

18,325

1.96

18,325
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

514,897

551,278
Leverage ratio denominator

935,496
Required gone concern capital
4
Higher of RWA-

or LRD-based
Total gone concern loss-absorbing capacity

74,884
Eligible gone concern capital
Total gone concern loss-absorbing capacity

93,703
Gone concern capital coverage ratio

125.13
1 Fully applied

relates to participation

RWA. Direct

and indirect investments

including holding

of regulatory

capital instruments

in Switzerland-domiciled

subsidiaries and direct

and indirect

investments including
holding of regulatory capital instruments in foreign-domiciled subsidiaries are risk weighted at 235% and 340%, respectively,

for the current year. Risk weights will gradually

increase by 5 percentage points per year
for Switzerland-domiciled investments and

20 percentage points per year

for foreign-domiciled investments until

the fully applied risk weights

of 250% and 400%,

respectively, are applied.

2 Includes applicable
add-ons of 1.63% for risk-weighted assets (RWA,

phase-in), 1.62% for risk-weighted assets (RWA,

fully applied) and 0.53% for leverage

ratio denominator (LRD), of which 5

basis points for RWA phase-in, 5

basis
points for RWA fully applied and 3 basis points for LRD reflect a Pillar 2 capital add-on of USD 262m related to the supply chain finance funds matter at Credit Suisse.

An additional 14 basis points for RWA phase-in
and 13 basis points for RWA fully applied

reflect a Pillar 2 capital add-on for uncollateralized

exposures to hedge fund, private equity and

family offices, effective 1 January

2025.

3 Includes the Pillar 2 add-on for
uncollateralized exposures to hedge funds,

private equity and family offices of

0.10% for CET1 capital and 0.04%

for AT1 capital for RWA

phase-in and 0.09% for CET1 capital

and 0.04% for AT1 capital

for RWA
fully applied, effective 1 January 2025. For AT1

capital, under Pillar 1 requirements, a maximum of 4.3%

of AT1 capital can be used to meet going concern

requirements; 4.34% includes the aforementioned Pillar 2
capital add-on.

4 A maximum of 25% of the gone concern requirements

can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum

gone concern
requirement has been met with instruments that

have a remaining maturity of greater

than two years, all instruments

that have a remaining maturity of

between one and two years remain eligible

to be included in
the total gone concern capital.

31 March 2025 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | UBS AG standalone

23
Swiss SRB going and gone concern information
USD m, except where indicated 31.3.25 31.12.24
Eligible going concern capital
Total going concern capital

89,305

90,881
Total tier 1 capital

89,305

90,881
Common equity tier 1 capital

70,980

75,051
Total loss-absorbing additional tier 1 capital

18,325

15,830
of which: high-trigger loss-absorbing additional tier 1 capital

18,325

14,585
of which: low-trigger loss-absorbing additional tier 1 capital

1,245
Eligible gone concern capital
Total gone concern loss-absorbing capacity

93,703

92,174
Total tier 2 capital

204

204
of which: non-Basel III-compliant tier 2 capital

204

204
TLAC-eligible unsecured debt

93,499

91,970
Total loss-absorbing capacity
Total loss-absorbing capacity

183,009

183,055
Denominators for going and gone concern ratios
Risk-weighted assets, phase-in

514,897

507,964
of which: investments in Switzerland-domiciled subsidiaries
1

86,606

83,221
of which: investments in foreign-domiciled subsidiaries
1

174,830

162,098
Risk-weighted assets, fully applied as of 1.1.28

551,278

555,726
of which: investments in Switzerland-domiciled subsidiaries
1

92,134

90,458
of which: investments in foreign-domiciled subsidiaries
1

205,683

202,623
Leverage ratio denominator

935,496

899,348
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in

17.3

17.9
of which: common equity tier 1 capital ratio, phase-in

13.8

14.8
Going concern capital ratio, fully applied as of 1.1.28

16.2

16.4
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28

12.9

13.5
Leverage ratios (%)
Going concern leverage ratio

9.5

10.1
of which: common equity tier 1 leverage ratio

7.6

8.3
Capital coverage ratio (%)
Gone concern capital coverage ratio

125.1

122.3
1 Fully applied relates to participation RWA.

Direct and indirect investments including

holding of regulatory capital instruments in

Switzerland-domiciled subsidiaries and for direct and

indirect investments including
holding of regulatory capital instruments in foreign-domiciled subsidiaries are risk-weighted at 235% and 340%, respectively, for the current year. Risk weights will gradually increase by 5

percentage points per year
for Switzerland-domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and

400%, respectively, are applied.

UBS Switzerland AG standalone
Key metrics for the first quarter of 2025
The

table

below

is

based

on

the

Swiss

Financial

Market

Supervisory

Authority

(FINMA)

Ordinance

on

the

Disclosure
Obligations of Banks and Securities Firms (DisO-FINMA) rules and IFRS Accounting Standards.
During

the

first

quarter

of

2025,

common

equity

tier 1

capital

decreased

by

CHF 0.1bn

to

CHF 21.6bn,

mainly

as
operating profit of CHF 0.8bn was more than offset by

additional dividend accruals and other items.

Total risk-weighted assets (RWA)

decreased by CHF 11.7bn to CHF 174.6bn, including a decrease of CHF 8.2bn from the implementation of final Basel III standards. The

output floor, which is now fully phased

in at 72.5% for UBS Switzerland
AG standalone in 2025, remains higher than internal model

-based RWA.
The leverage

ratio denominator

(the LRD)

decreased by

CHF 4.3bn to

CHF 551.7bn,

mainly driven

by decreases

in the
balance

sheet,

securities

financing

transactions

and

credit

commitment

exposures,

partly

offset

by

an

increase

in
exposures for derivatives mainly as a result of the implementation of the final Basel III standards.

31 March 2025 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | UBS Switzerland AG standalone

24
The

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

UBS

Switzerland AG

decreased

6.4 percentage

points

to
137.1%,

remaining

above

the

prudential

requirement

communicated

by

the

FINMA.

The

movement

in

the

quarterly
average

LCR

was

primarily

driven

by

a

decrease

in

high-quality

liquid

assets

(HQLA)

of

CHF 13.8bn

to

CHF 111.2bn,
reflecting lower cash available from funding received from UBS AG. The effect of the decrease in HQLA was partly offset by a decrease

in net cash

outflows of

CHF 6.0bn to CHF

81.2bn, reflecting

lower outflows from

intercompany funding
from UBS AG, partly offset by higher outflows from customer

deposits.
As of

31 March

2025, the

net stable

funding ratio

decreased

3.7 percentage

points to

128.5%,

remaining above

the
prudential

requirement

communicated

by

FINMA.

Available

stable

funding

decreased

by

CHF 4.1bn

to

CHF 355.0bn,
mainly

driven

by

lower

customer

deposits

and

debt

issued.

Required

stable

funding

increased

by

CHF 4.6bn

to
CHF 276.3bn, mainly driven by higher lending assets, partly

offset by lower derivative balances.
KM1: Key metrics
CHF m, except where indicated
31.3.25 31.12.24 30.9.24 30.6.24 31.3.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

21,596

21,659

22,016

12,601

12,630
2 Tier 1

29,590

29,652

30,009

17,601

17,630
3 Total capital

29,590

29,652

30,009

17,601

17,630
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

174,610

186,265

185,237

110,294

111,292
4a Total risk-weighted assets (pre-floor)

153,743

168,033

167,384

100,623

102,993
4b Minimum capital requirement
1

13,969

14,901

14,819

8,824

8,903
Risk-based capital ratios as a percentage of RWA
5 Common equity tier 1 ratio (%)

12.37

11.63

11.89

11.43

11.35
5b Common equity tier 1 ratio (%) (pre-floor)
2

14.05

12.89

13.15

12.52

12.26
6 Tier 1 ratio (%)

16.95

15.92

16.20

15.96

15.84
6b Tier 1 ratio (%) (pre-floor)
2

19.25

17.65

17.93

17.49

17.12
7 Total capital ratio (%)

16.95

15.92

16.20

15.96

15.84
7b Total capital ratio (%) (pre-floor)
2

19.25

17.65

17.93

17.49

17.12
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.06

0.08

0.08

0.07

0.05
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.80

0.88

0.90

0.81

0.81
10 Bank G-SIB and / or D-SIB additional requirements (%)
3
11 Total of bank CET1 specific buffer requirements (%)
4

2.56

2.58

2.58

2.57

2.55
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5

7.87

7.13

7.39

6.93

6.85
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

551,716

556,053

567,484

337,149

337,653
14
Basel III leverage ratio (%) (including the impact of any applicable temporary
exemption of central bank reserves)
6

5.36

5.33

5.29

5.22

5.22
14b
Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
2

5.36
14c
Basel III leverage ratio (%) (including the impact of any applicable temporary
exemption of central bank reserves) incorporating mean values for SFT assets
2, 6

5.34
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for
SFT assets
2

5.34
14e Minimum capital requirements
2, 7

16,551
Liquidity coverage ratio (LCR)
8
15
Total high-quality liquid assets (HQLA)

111,231

125,007

126,037

78,141

77,489
16 Total net cash outflow

81,164

87,160

85,964

53,601

54,396
16a of which: cash outflows

110,357

116,768

114,992

74,884

75,050
16b of which: cash inflows

29,193

29,608

29,027

21,283

20,654
17 LCR (%)

137.08

143.47

146.68

145.89

142.47
Net stable funding ratio (NSFR)
9
18 Total available stable funding 355,035 359,170 369,168 224,953 224,591
19 Total required stable funding 276,279 271,688 274,029 165,291 166,818
20 NSFR (%) 128.51 132.20 134.72 136.10 134.63
1 Calculated as 8% of total RWA, based on total capital minimum requirements,

excluding CET1 buffer requirements.

2 First-time disclosure, based on the final Basel III standards implemented on 1 January 2025.

3 Swiss SRB going

and gone concern

requirements and information

for UBS Switzerland

AG are provided

below.

4 Excludes non-BCBS capital

buffer requirements for

risk-weighted positions that

are directly or
indirectly backed by residential properties in Switzerland.

5 Represents the CET1 ratio that is available to meet buffer requirements. Calculated as the CET1 ratio minus the BCBS CET1 capital requirement and, where applicable, minus the BCBS tier 2 capital requirement met with CET1 capital.

6 There is currently no temporary exemption of central bank reserves for UBS.

7 The higher of capital requirements based on 8% RWA
or 3% LRD.

8 Calculated after the application of

haircuts and inflow and outflow rates,

as well as, where applicable,

caps on Level 2 assets and

cash inflows. Calculated based on

an average of 62 data

points in
the first quarter of 2025 and 64 data points in the fourth quarter of 2024. For the prior-quarter data points,

refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors,

for more
information.

9 UBS Switzerland AG is required to maintain a minimum NSFR

of at least 100% on an ongoing basis, as set out

in Art. 17h para. 1 of the Liquidity Ordinance.

A portion of the excess funding is used
to fulfill the NSFR requirement of UBS AG standalone.

31 March 2025 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | UBS Switzerland AG standalone

25
Swiss systemically relevant bank going and gone concern

requirements and information
The

tables

below

provide

details

of the

Swiss

systemically

relevant

bank

(SRB)

RWA-

and

LRD-based

going

and

gone
concern requirements

and information

as required

by FINMA

;

details regarding

eligible

gone concern

instruments

are
also provided below.
UBS Switzerland AG is considered an

SRB under Swiss banking law

and is subject to capital regulations

on a standalone
basis.

As

of

31 March

2025,

the

going

concern

capital

and

leverage

ratio

requirements

for

UBS

Switzerland AG
standalone were 15.16% (including a countercyclical buffer

of 0.86%) and 5.00%, respectively.
The Swiss SRB

framework and

going concern requirements

applicable to

UBS Switzerland AG

standalone are

the same
as those applicable to

UBS Group AG consolidated.

The gone concern requirement

corresponds to 62% of

the Group’s
going concern

requirements, excluding

the countercyclical

buffer requirements

and Pillar 2

add-ons. Outstanding

total
loss-absorbing

capacity-eligible

unsecured

debt

instruments

are

eligible to

meet

gone concern

requirements

until one
year before maturity.
The gone concern

requirements were 8.87%

for the RWA-based

requirement and 3.10%

for the LRD-based

requirement.
›
Refer to “Capital and capital ratios of our

significant regulated subsidiaries” in the “Capital,

liquidity and funding, and balance
sheet” section of the UBS Group Annual Report 2024,

available under “Annual reporting” at
ubs.com/investors , for more
information about the joint liability of UBS AG and

UBS Switzerland AG
Swiss SRB going and gone concern requirements and information
As of 31.3.25 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital

15.16
1

26,475

5.00
1

27,586
Common equity tier 1 capital

10.86

18,967

3.50

19,310
of which: minimum capital

4.50

7,857

1.50

8,276
of which: buffer capital

5.50

9,604

2.00

11,034
of which: countercyclical buffer

0.86

1,506
Maximum additional tier 1 capital

4.30

7,508

1.50

8,276
of which: additional tier 1 capital

3.50

6,111

1.50

8,276
of which: additional tier 1 buffer capital

0.80

1,397
Eligible going concern capital
Total going concern capital

16.95

29,590

5.36

29,590
Common equity tier 1 capital

12.37

21,596

3.91

21,596
Total loss-absorbing additional tier 1 capital

4.58

7,995

1.45

7,995
of which: high-trigger loss-absorbing additional tier 1 capital

4.58

7,995

1.45

7,995
Required gone concern capital 2
Total gone concern loss-absorbing capacity

8.87

15,481

3.10

17,103
of which: base requirement including add-ons for market share and

LRD

8.87
3

15,481

3.10
3

17,103
Eligible gone concern capital
Total gone concern loss-absorbing capacity

11.02

19,248

3.49

19,248
TLAC-eligible unsecured debt

11.02

19,248

3.49

19,248
Total loss-absorbing capacity
Required total loss-absorbing capacity

24.03

41,956

8.10

44,689
Eligible total loss-absorbing capacity

27.97

48,838

8.85

48,838
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

174,610
Leverage ratio denominator

551,716
1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.50% for leverage ratio denominator (LRD).

2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all
instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

3 Includes applicable add-ons of 0.89% for RWA and 0.31% for LRD.

31 March 2025 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | UBS Switzerland AG standalone

26
Swiss SRB going and gone concern information
CHF m, except where indicated 31.3.25 31.12.24
Eligible going concern capital
Total going concern capital

29,590

29,652
Total tier 1 capital

29,590

29,652
Common equity tier 1 capital

21,596

21,659
Total loss-absorbing additional tier 1 capital

7,995

7,994
of which: high-trigger loss-absorbing additional tier 1 capital

7,995

7,994
Eligible gone concern capital
Total gone concern loss-absorbing capacity

19,248

19,274
TLAC-eligible unsecured debt

19,248

19,274
Total loss-absorbing capacity
Total loss-absorbing capacity

48,838

48,926
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

174,610

186,265
Leverage ratio denominator

551,716

556,053
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

16.9

15.9
of which: common equity tier 1 capital ratio

12.4

11.6
Gone concern loss-absorbing capacity ratio

11.0

10.3
Total loss-absorbing capacity ratio

28.0

26.3
Leverage ratios (%)
Going concern leverage ratio

5.4

5.3
of which: common equity tier 1 leverage ratio

3.9

3.9
Gone concern leverage ratio

3.5

3.5
Total loss-absorbing capacity leverage ratio

8.9

8.8

31 March 2025 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | UBS Europe SE consolidated

27
UBS Europe SE consolidated
Key metrics for the first quarter of 2025
The table below provides information about the regulatory capital components,

capital ratios, leverage ratio and liquidity
of UBS Europe SE

consolidated based

on Basel

Committee

on Banking

Supervision (BCBS)

Pillar 1 requirements

and in
accordance with EU regulatory rules and IFRS Accounting

Standards.

During the first

quarter of 2025,

available capital increased

by EUR 0.2bn to

EUR 4.0bn, primarily

due to the

merger of
UBS Europe SE and Credit Suisse

(Italy) S.A. In the

EU, the final Basel III requirements

became applicable as of

1 January
2025, except for the

Fundamental Review of the

Trading Book (the FRTB) requirements, the

implementation of which has
been

delayed

until

at

least

1 January

2026.

Risk-weighted

assets

increased

by

EUR 0.4bn

to

EUR 14.5bn,

including

a
EUR 1.3bn increase resulting from the implementation of the final Basel III standards.

Leverage ratio exposure was stable
at EUR 55.6bn.
The average liquidity coverage ratio (the LCR)

remained well above the regulatory requirement of

100%, at 140.4%. The
increase in the

LCR was

driven by

a EUR 1.4bn

increase in

high-quality liquid

assets (HQLA),

partly offset

by higher

net
cash outflows

.

The

increase

in HQLA

was

mainly

due to

an increase

in

intercompany

funding,

partly

offset

by

higher
client-driven activity levels in the Investment Bank

in Asian markets. The net stable

funding ratio remained well above the
regulatory

requirements

of

100%,

at

140.5%.

Available

stable

funding

increased

by

EUR 1.4bn,

mainly

reflecting

an
increase in longer-term intercompany funding.

Required stable funding decreased by EUR 0.4bn, mainly driven by higher levels of client-driven activity levels in the Investment Bank in Asian markets.
KM1: Key metrics
1,2
EUR m, except where indicated
31.3.25 31.12.24
3
30.9.24
3
30.6.24
3
31.3.24
3
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

3,424

3,239

2,701

2,740

2,619
2 Tier 1

4,024

3,839

3,301

3,340

3,219
3 Total capital

4,024

3,839

3,301

3,340

3,219
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

14,474

14,079

12,657

12,423

12,645
4a Total risk-weighted assets (RWA) (pre-floor)
4

14,474
4b Minimum capital requirement
5

1,158

1,126

1,013

994

1,012
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

23.7

23.0

21.3

22.1

20.7
5b CET1 ratio (%) (pre-floor)
4

23.7
6 Tier 1 ratio (%)

27.8

27.3

26.1

26.9

25.5
6b Tier 1 ratio (%) (pre-floor)
4

27.8
7 Total capital ratio (%)

27.8

27.3

26.1

26.9

25.5
7b Total capital ratio (%) (pre-floor)
4

27.8
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.5

2.5

2.5

2.5

2.5
9 Countercyclical buffer requirement (%)

0.7

0.7

0.7

0.7

0.6
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 Total of bank CET1 specific buffer requirements (%)

3.2

3.2

3.2

3.2

3.1
12 CET1 available after meeting the bank’s minimum capital requirements (%)
6

19.2

18.5

16.8

17.6

16.2
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

55,593

55,676

50,053

50,630

48,797
14
Basel III leverage ratio (%) (including the impact of any applicable temporary
exemption of central bank reserves)
7,8

7.2

6.9

6.6

6.6

6.6
14b
Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
4

7.2
14e Minimum capital requirements
4,9

1,668
Liquidity coverage ratio (LCR)
10
15
Total high-quality liquid assets (HQLA)

18,664

17,285

16,741

17,269

18,284
16 Total net cash outflow

13,355

12,542

11,523

11,658

12,406
17 LCR (%)

140.4

138.9

145.2

148.3

147.9
Net stable funding ratio (NSFR)
18 Total available stable funding

18,580

17,134

14,409

14,846

13,384
19 Total required stable funding

13,222

13,656

11,266

11,410

10,874
20 NSFR (%)

140.5

125.5

127.9

130.1

123.1
1 Based on applicable EU regulatory rules.

2 Row 9a of the FINMA template is applicable to FINMA-regulated scope only and rows 14c and 14d have been removed because the EU does not require the disclosure of mean values for

SFTs.

3 Comparative figures have been restated

to align with the regulatory

reports as submitted to the

European Central Bank.

4 First-time disclosure, based on

the final Basel III standards
implemented on 1 January 2025.

5 Calculated as 8% of total RWA,

based on total capital minimum

requirements, excluding CET1 buffer requirements.

6 Represents the CET1 ratio that is

available for meeting
buffer requirements. Calculated as the

CET1 ratio minus 4.5% and

after considering, where applicable,

CET1 capital that has been used

to meet tier 1 and / or total

capital ratio requirements under Pillar

1.

7 On
the basis of tier 1 capital.

8 There is currently no temporary exemption of central bank reserves for UBS Europe SE.

9 The higher of capital requirements based on 8% RWA or 3% LRD.

10 Figures are calculated
based on a 12
‑
month average.

31 March 2025 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | UBS Americas Holding LLC consolidated

28
UBS Americas Holding LLC consolidated
Key metrics for the first quarter of 2025
The table

below is

based on

Basel Committee

on Banking

Supervision

(BCBS) Pillar

1 requirements

and in

accordance
with US Basel III rules and generally accepted accounting

principles in the US (US GAAP).
Effective 1 October 2024 and through 30 September 2025,

UBS Americas Holding LLC is

subject to a stress capital

buffer
(an SCB)

of 9.3%,

in addition

to the

minimum capital

requirements. The

SCB was

determined by

the Federal

Reserve
Board following

the completion

of the

2024 Comprehensive

Capital Analysis

and Review

(the CCAR)

based on

Dodd–
Frank Act Stress

Test (DFAST) results

and planned future dividends.

The SCB, which

replaces the static capital

conservation
buffer of 2.5%, is subject to change on an annual basis or

as otherwise determined by the Federal Reserve Board.
During the first quarter

of 2025, common equity

tier 1 and tier 1 capital

both increased by USD

0.1bn, primarily due

to
net operating profit, partly

offset by an increase

in deduction from deferred

tax assets arising from

temporary differences,
and preferred dividends

paid to UBS

AG. Risk-weighted

assets (RWA) increased

by USD 0.8bn to

USD 79.3bn, due to

a
USD 1.4bn increase in market risk RWA, partly offset by a USD 0.6bn decrease in credit risk RWA. The increase in market
risk RWA was

due to higher

exposures in value-at-risk

/ stressed value-at-risk

and specific risk,

which both increased

by
USD 0.7bn. The decrease in

credit risk RWA

was mostly due to

a USD 1.5bn decrease relating

to the wind-down of

legacy
Credit Suisse exposures, partly offset by USD 0.9bn increase in derivatives due to higher business

volumes. Leverage ratio
exposure, calculated on an average

basis, increased USD 7.5bn to USD 205.0bn

and as a result, the tier 1

leverage ratio
decreased 0.3 percentage

points to

9.3%. The

tier 1 supplementary

leverage ratio

(the SLR)

decreased 0.2 percentage
points to 8.1%, primarily driven by a USD 6.4bn increase

in SLR exposure.
The

average

liquidity

coverage

ratio

decreased

0.7 percentage

points

to

132.9%,

as

net

cash

outflows

increased

by
USD 1.1bn

and

high-quality

liquid

assets

increased

by

USD 1.4bn.

The

average

net

stable

funding

ratio

decreased
1.8 percentage points to 134.0%;

this was due to a USD 1.4bn decrease in available

stable funding.
KM1: Key metrics
1
USD m, except where indicated
31.3.25 31.12.24 30.9.24 30.6.24
2
31.3.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

16,236

16,123

23,303

23,036

14,136
2 Tier 1

19,053

18,941

26,121

25,846

16,975
3 Total capital

19,258

19,181

26,378

26,103

17,174
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

79,345

78,585

84,944

84,289

75,897
4b Minimum capital requirement
3

6,348

6,287

6,795

6,743

6,072
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

20.5

20.5

27.4

27.3

18.6
6 Tier 1 ratio (%)

24.0

24.1

30.8

30.7

22.4
7 Total capital ratio (%)

24.3

24.4

31.1

31.0

22.6
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)

2.5

2.5

2.5

2.5

2.5
8a US stress capital buffer requirement (%)

9.3

9.3

9.1

9.1

9.1
9 Countercyclical buffer requirement (%)
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)

2.5

2.5

2.5

2.5

2.5
11a US total bank specific capital buffer requirements (%)

9.3

9.3

9.1

9.1

9.1
12 CET1 available after meeting the bank’s minimum capital requirements (%)
4

16.0

16.0

22.9

22.8

14.1
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
5

204,960

197,487

197,597

205,699
6

183,701
14 Basel III leverage ratio (%)
7

9.3

9.6

13.2

12.6

9.2
14a Total Basel III supplementary leverage ratio exposure measure
5

234,346

227,973

227,490

232,968
6

209,750
14b Basel III supplementary leverage ratio (%)
7

8.1

8.3

11.5

11.1

8.1
Liquidity coverage ratio (LCR)
15 Total high-quality liquid assets (HQLA)
5

28,182

26,801

32,069

29,749
8

28,410
16 Total net cash outflow
5,9

21,213

20,064

24,649

20,135
8

18,947
17 LCR (%)

132.9

133.6

130.1

147.7
8

149.9
Net stable funding ratio (NSFR)
18 Total available stable funding
5

107,920

109,283

112,554

107,825
8

107,370
19 Total required stable funding
5,9

80,532

80,456

81,952

79,651
8

80,303
20 NSFR (%)

134.0

135.8

137.3

135.4
8

133.7
1 As the final Basel

III standards have not been

implemented in the US,

rows that are not applicable

have been removed from the

FINMA template.

2 Regulatory information is inclusive of

Credit Suisse Holdings
(USA), Inc., following

the reparenting

of this entity

under UBS Americas

Holding LLC

on 7 June

2024. Prior

periods have not

been restated.

3 Calculated as

8% of total

RWA, based

on total minimum

capital
requirements, excluding CET1

buffer requirements.

4 Represents the CET1

ratio that is

available to meet

buffer requirements. Calculated

as the CET1

ratio minus the

BCBS CET1 capital

requirement and, where
applicable, minus the BCBS additional tier 1 and tier 2 capital requirements met with CET1 capital.

5 Figures are calculated on a quarterly average.

6 Leverage exposure for 30 June 2024 has been calculated as
if the reparenting of Credit Suisse Holdings (USA), Inc., occurred on the first day of the calendar quarter.

7 On the basis of tier 1 capital.

8 The liquidity coverage ratio and net stable funding ratio for 30 June 2024 are calculated on a simple daily average of the quarter which included the business activity of Credit Suisse Holdings (USA), Inc., beginning on 7 June 2024.

9 Reflected at 85% of the full amount in accordance with
the Federal Reserve tailoring rule.

31 March 2025 Pillar 3 Report |
Significant regulated subsidiaries and

sub-groups | Credit Suisse International standalone

29
Credit Suisse International standalone
Key metrics for the first quarter of 2025
The table

below is

based on

Basel Committee

on Banking

Supervision

(BCBS) Pillar

1 requirements

and in

accordance
with UK Prudential Regulatory Authority regulations and IFRS

Accounting Standards.

During the first quarter of 2025, common equity tier 1 capital and total capital were stable at USD 6.8bn. Risk-weighted assets

(RWA)

decreased

by

USD 1.6bn

to

USD 9.3bn,

driven

by

decreases

in

credit

risk

RWA

and

credit

valuation
adjustment

RWA

due

to

a

reduction

in

trading

activity

levels.

Leverage

ratio

exposure

decreased

by

USD 9.2bn

to
USD 23.3bn, mainly driven by decreases in reverse repos,

trading inventory, cash and derivatives.
The average liquidity coverage ratio was 361.8%, compared with 363.3%

in the fourth quarter of 2024. The movement
was driven by

a decrease of USD 1.0bn

in high-quality liquid assets

(HQLA), reflecting the re-balancing

of HQLA to release
trapped liquidity held in the entity, and a USD 0.2bn reduction in net cash outflows.
The

net

stable

funding

ratio

(the

NSFR)

of

Credit

Suisse

International

standalone

remained

above

the

regulatory
requirement of

100%, at

241.8%, compared

with 214.8%

in the

fourth quarter

of 2024.

The movement

in the

NSFR
was driven by

a decrease of

USD 3.5bn in available

stable funding,

mainly reflecting decreases

in capital and

long-term
funding. This

was partly

offset by

a decrease

of USD 2.5bn

in required

stable funding,

mainly driven

by a

decrease

in
derivative exposures, trading inventory and unsecured

lending.

KM1: Key metrics
1
USD m, except where indicated
31.3.25 31.12.24 30.9.24 30.6.24 31.3.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

6,816

6,883

12,945

12,814

12,896
2 Tier 1

6,816

6,883

14,145

14,014

14,096
3 Total capital

6,816

6,883

14,145

14,014

14,096
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

9,332

10,951

16,983

19,699

28,068
4b Minimum capital requirement
2

747

876

1,359

1,576

2,245
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

73.04

62.86

76.22

65.05

45.95
6 Tier 1 ratio (%)

73.04

62.86

83.29

71.14

50.22
7 Total capital ratio (%)

73.04

62.86

83.29

71.14

50.22
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.93

0.76

0.73

0.58

0.61
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)

3.43

3.26

3.23

3.08

3.11
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3

65.04

54.86

71.72

60.55

41.45
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

23,341

32,521

55,245

58,250

67,069
14 Basel III leverage ratio (%)
4

29.20

21.16

25.60

24.06

21.02
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

14,008

15,031

14,984

14,578

14,589
16 Total net cash outflow

4,070

4,253

4,206

4,423

4,485
17 LCR (%)

361.77

363.29

367.15

345.26

340.28
Net stable funding ratio (NSFR)
18 Total available stable funding

13,990

17,503

21,600

23,409

26,680
19 Total required stable funding

6,145

8,693

12,935

16,461

20,010
20 NSFR (%)

241.78

214.78

182.88

150.84

136.72
1 As the final Basel

III standards have not

been implemented in the

UK, rows that are not

applicable have been removed

from the FINMA template.

2 Calculated as 8%

of total RWA, based

on total minimum
capital requirements, excluding CET1

buffer requirements.

3 Represents the CET1 ratio

that is available to meet buffer

requirements. Calculated as the

CET1 ratio minus the BCBS CET1

capital requirement and,
where applicable, minus the BCBS additional tier 1 and tier 2 capital requirements met with CET1 capital.

4 On the basis of tier 1 capital.

5 Based on Pillar 1 requirements; calculated using a 12-month average.

31 March 2025 Pillar 3 Report |
Appendix

Appendix
Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
AI

artificial intelligence
A-IRB

advanced internal ratings-
based
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation
CRO

Chief Risk Officer
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DFAST

Dodd–Frank Act Stress Test
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FRTB

Fundamental Review of the
Trading Book
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory and Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IA

Internal Audit
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

accounting standards
Accounting

issued by the IASB
Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

31 March 2025 Pillar 3 Report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
PPA

purchase price allocation
Q
QCCP

qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFT

securities financing
transaction
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may
appear in this particular report.

31 March 2025 Pillar 3 Report |
Appendix

Cautionary statement

|

This report

and the

information contained

herein are

provided solely

for information

purposes, and

are not to

be construed

as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent annual report on
Form 20- F,
quarterly reports and other information

furnished to or filed with

the US Securities and Exchange

Commission (the SEC) on Form

6-K, available at
ubs.com/investors , for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report,

any website

addresses are provided

solely for information

and are not

intended to

be active links.

UBS does not

incorporate

the contents
of any such websites into this report.

UBS Group AG
PO Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Copetti-Campi ______________
Name:

Ella Copetti-Campi
Title:

Executive Director
UBS AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Copetti-Campi ______________
Name:

Ella Copetti-Campi
Title:

Executive Director
Date:

May 8, 2025